Exhibit 10.1

STOCK PURCHASE AGREEMENT

BY AND AMONG

THE PRINCETON REVIEW, INC.

PENN FOSTER HOLDINGS LLC

AND

PENN FOSTER EDUCATION GROUP, INC.

Dated as of October 16, 2009

- i -

	7.2	Authority	18
	7.3	Absence of Conflict	18
	7.4	Governmental Authorizations	18
	7.5	Tax Matters	18
	7.6	Organization	18

8.	REPRESENTATIONS AND WARRANTIES OF HOLDINGS		19

	8.1	Organization	19
	8.2	Capitalization	20
	8.3	Authority	20
	8.4	Absence of Conflict	20
	8.5	Consents; Approvals; Authorizations	20
	8.6	Financial Statements	21
	8.7	Title to Property; Encumbrances	22
	8.8	Real Property	22
	8.9	Leased Property	23
	8.10	Intellectual Property Rights	23
	8.11	Buildings, Plants and Equipment	25
	8.12	Litigation	25
	8.13	Tax Matters	25
	8.14	Absence of Certain Changes or Events	27
	8.15	Labor Matters	28
	8.16	ERISA	30
	8.17	Canadian Employee Plans	31
	8.18	Material Agreements	32
	8.19	Compliance with Law	34
	8.20	Permits	34
	8.21	Environmental	35
	8.22	Transactions with Affiliates	35
	8.23	No Brokers or Finders	35
	8.24	Insurance Policies	35
	8.25	Certain Business Practices	36

9.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		36

	9.1	Organization and Good Standing	36
	9.2	Authority Relative to Agreement; Compliance with Other Instruments; Absence of Conflict	36
	9.3	Effect of Agreement	37
	9.4	Litigation	37
	9.5	No Brokers or Finders	37
	9.6	Solvency	37
	9.7	Financing	37

10.	FURTHER AGREEMENTS OF THE PARTIES		38

- ii -

	10.1	Expenses	38
	10.2	Access Prior to the Closing	38
	10.3	Public Disclosure or Communications	39
	10.4	Conduct of Business of Holdings and its Subsidiaries Prior to the Closing	39
	10.5	HSR Act	41
	10.6	Investment Canada Approval	41
	10.7	Regulatory Matters	41
	10.8	Educational Matters	42
	10.9	Tax Matters	43
	10.10	Guaranty and Surety Obligations	46
	10.11	Access and Cooperation Following the Closing	47
	10.12	Confidentiality	48
	10.13	Exclusive Dealing	48
	10.14	Director and Officer Liability and Indemnification	49
	10.15	Compliance with WARN Act	49
	10.16	Non-Solicitation	49
	10.17	Employee Stay Bonuses	50
	10.18	Commitment Letters	50
	10.19	Holdings’ Auditors	51
	10.20	Change of Name; Use of Marks	51

11.	INDEMNIFICATION AND RELATED MATTERS		52

	11.1	Indemnification	52
	11.2	Survival of Representations and Warranties; Limitations	52
	11.3	Procedures with Respect to Third Party Claims	55
	11.4	Calculation of Damages	56
	11.5	Exclusive Remedy	56
	11.6	Purchase Price Adjustment	56
	11.7	No Additional Representations	56
	11.8	Delivery and Release of Escrow	57

12.	TERMINATION		57

	12.1	Termination Procedures	57
	12.2	Effect of Termination	58

13.	MISCELLANEOUS		58

	13.1	Guarantee of Members	58
	13.2	Entire Agreement	60
	13.3	Further Assurances	60
	13.4	Governing Law	60
	13.5	WAIVER OF TRIAL BY JURY	60
	13.6	Specific Performance	61
	13.7	Headings	61
	13.8	Notices	61

- iii -

13.9	Binding Effect; Assignment	62
13.10	Counterparts	62

Schedules

Schedule A-1	Accounting Principles; Adjusted Closing Working Capital
Schedule A-2	Example of Calculations of Adjusted Closing Working Capital
Schedule X	Pro Rata Percentages of Members

Exhibits

Exhibit A	Form of Termination Agreement of the Management Agreement
Exhibit B	Form of Escrow Agreement
Exhibit C	Form of Legal Opinion of Nixon Peabody LLP
Exhibit D	Form of Title Insurance Affidavit
Exhibit E	Form of Non-Imputation Affidavit

- iv -

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) dated as of October 16, 2009, by and among The Princeton Review, Inc. (the “Purchaser”), a Delaware corporation, Penn Foster Holdings LLC (the “Seller”), a Delaware limited liability company, Penn Foster Education Group, Inc. (“Holdings”), a Delaware corporation and certain members of the Seller as set forth on Schedule X attached hereto (the “Members”), solely for purposes of Section 13.

W I T N E S S E T H

WHEREAS, the Seller owns all of the Shares (defined below); and

WHEREAS, the Purchaser desires to purchase the Shares from the Seller and the Seller desires to sell the Shares to the Purchaser, upon the terms and conditions set forth in this Agreement;

NOW THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements hereinafter set forth, the parties hereto do hereby agree as follows:

1.	CERTAIN DEFINITIONS.

1.1 Defined Terms. As used in this Agreement, the following terms shall have the meanings specified or referred to below:

“Accreditation” shall mean accreditations and educational licenses granted by governmental agencies or recognized non-affiliated third party educational accreditation bodies similar in nature and reputation to the Educational Bodies.

“Adjusted Closing Working Capital” shall have the meaning set forth in Schedule A-1.

“Affiliate” of any Person shall mean any entity which, directly or indirectly, controls or is controlled by that Person, or is under common control with that Person. For the purposes of this definition, “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities or by contract or otherwise.

“Antitrust Authority” means any federal, state, foreign or supranational governmental body that has authority to review mergers, acquisitions, joint ventures, and other combinations of businesses pursuant to an Antitrust Law, including but not limited to the Department of Justice Antitrust Division and the Federal Trade Commission Bureau of Competition.

“Antitrust Law” means any federal, state, foreign or supranational antitrust, competition or trade regulation law, regulation or statute, including any amendments to any thereof, and including but not limited to the HSR Act.

“Business” shall mean the operation of Holdings and its Subsidiaries and the operation of the Schools of correspondence or online learning institutions possessing Accreditations to offer accredited programs, which institutions grant diplomas or degrees directly to students for completing accredited programs in the manner conducted by Holdings and its Subsidiaries on the date hereof.

“Business Day” shall mean any day that is not a Saturday or a Sunday or a day on which banks located in New York City are authorized or required to be closed.

“Canadian Employee Plan” shall mean each employment, severance or termination pay, or similar plan, arrangement or policy and each other plan or arrangement, providing for compensation, bonuses, profit-sharing, stock options or other stock related rights or other forms of incentive or deferred compensation, retirement plan, pension plan, paid time off, insurance, medical, hospital, dental, vision care, drug, sick leave benefits, disability benefits, vacation, workers compensation, supplemental unemployment benefits or severance benefits or other employee benefits, plan, program, arrangement, policy or practice, that is maintained, administered and/or contributed or required to be contributed to by ICS Operations or pursuant to which ICS Operations has any liability and that provides benefits to employees or former employees of ICS Operations.

“Canadian Subsidiaries” shall mean ICS Holdings and ICS Operations.

“Closing Date” shall mean the date and time of the Closing, as set forth in Section 3.1.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Commitment Letters” shall mean the Debt Financing Commitment Letter and the Equity Financing Commitment Letters.

“Company Indebtedness” shall mean all indebtedness of Holdings and its Subsidiaries in respect of borrowed money or represented by notes, bonds or other similar instruments, together with all accrued interest thereon and applicable prepayment premiums which has not been satisfied by the Closing Date, all of which Company Indebtedness is described in Schedule 8.6(b) hereto.

“Company Transaction Expenses” shall mean all costs and expenses incurred by Holdings, its Subsidiaries and/or the Seller that remain unpaid as of the Closing Date in connection with drafting and negotiating this Agreement and performing the Contemplated Transactions, including any “Success Fee” or other fees (as defined in the Management Agreement) and/or change of control payments payable in connection with the Contemplated Transactions.

“Contemplated Transactions” shall mean the sale of the Shares by the Seller to the Purchaser, the purchase of the Shares by the Purchaser from the Seller and, the execution, delivery and performance of and compliance with this Agreement and all other agreements to be executed and delivered pursuant to this Agreement.

“CRA” shall mean the Canada Revenue Agency.

“Curriculum” shall mean the curricula used in the educational programs of the Schools in the form of computer programs, slide shows, texts, films, videos or any other form or media, including the following items: (i) course objectives, (ii) lesson plans, (iii) exams, (iv) class materials and text books (including any interactive or computer-aided materials), (v) course handouts, (vi) diagrams, (vii) syllabi, (viii) course and faculty evaluation materials and (ix) policy and procedure manuals.

“Customary Conditions” shall mean, to the extent any such condition is consistent with, the following: (i) maintaining the head office of ICS Operations in Canada, (ii) maintaining employment at current levels, (iii) giving Canadian suppliers and publishers a full and fair opportunity to sell textbooks to the Business, subject to competitive availability and (iv) restricting the expansion of the business of ICS Operations into other cultural businesses such as, for example, book selling.

“Debt Financing Commitment Letter” shall mean that certain debt commitment letter dated as of the date of this Agreement by and between Purchaser and General Electric Capital Corporation.

“Educational Body” shall mean any person, entity or organization, whether governmental, government chartered, private, or quasi-private (including without limitation, any accrediting body) that engages in granting or withholding Educational Permits for, administers financial assistance to or for students of, provides a license or authorization necessary for the Institutions to provide education in a state, or otherwise regulates or accredits the Institutions in accordance with standards relating to the performance, operation, financial condition or academic standards of such schools, including without limitation, the Middle States Commission on Secondary Schools, the Distance Education and Training Council, the Arizona State Board for Private Postsecondary Education and the Pennsylvania State Board of Private Licensed Schools.

“Educational Permit” shall mean any license, permit, participation agreement, consent, franchise, approval, authorization, certificate or accreditation issued or required by law to be issued by any Educational Body to an Institution with respect to any aspect of such Institution’s operations, subject to the oversight of such Educational Body, but excluding any such approvals or permits with respect to the activities of recruiters, faculty or individual employees or agents of such Institution.

“Educational Pre-Closing Notifications and Consents” shall mean the notifications and consents that are required to be made or obtained prior to the Closing as set forth in Schedule B-1.

“Educational Post-Closing Notifications and Consents” shall mean the notifications and consents that are required to be made or obtained after the Closing as set forth in Schedule B-2.

“Employee Sale Bonuses” shall mean the sale bonuses payable by Penn Foster to its employees as a result of the Contemplated Transactions, which are identified on Schedule 8.16(g) and Schedule 8.17(h), if any.

“Employee Stay Bonuses” shall mean the stay bonuses payable by Penn Foster to its employees as a result of the Contemplated Transactions, which are identified on Schedule 8.16(g) and Schedule 8.17(h), if any.

“Encumbrance” shall mean any security interest, mortgage, lien, charge, adverse claim or restriction of any kind, including without limitation, any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Environmental Law” shall mean any law or regulation, as in effect on the Closing Date, of any Governmental Body relating to pollution or protection of the environment, including any law relating to emissions, discharges, Releases or threatened Releases of pollutants, contaminants or Hazardous Materials or wastes into ambient air, surface water, ground water or land.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Equity Financing Commitment Letters” shall mean (i) that certain equity commitment letter dated as of the date of this Agreement by and among Purchaser, Sankaty Advisors, LLC and Falcon Strategic Partners III, LP and (ii) that certain equity commitment letter dated as of the date of this Agreement by and between Purchaser and Bain Capital Venture Fund 2007 L.P.

“Final Determination” shall have the meaning set forth in Section 1313 of the Code or a comparable provision of state or local law.

“GAAP” shall mean accounting principles generally accepted in the United States.

“Good Faith Damages Estimate” means, with respect to any pending or unresolved claim asserted by the Purchaser that is reasonably expected to result in indemnification pursuant to Section 11.1(a), an amount equal to the good faith estimate by Purchaser of its indemnifiable Damages in respect of such claim.

“Governmental Body” shall mean any domestic or foreign national, state, multi-state, provincial or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental or private body exercising any regulatory or taxing authority thereunder; provided, that no Educational Body shall be considered a Governmental Body for purposes of this Agreement.

“Guarantees” shall mean any indemnities, performance bonds, performance guaranties, other guaranty obligations, letters of credit and other similar arrangements of the Seller and its Affiliates relating to the obligations of Holdings or its Subsidiaries in effect as of the Closing Date.

“Hazardous Material” shall mean (a) any “hazardous waste” as defined in the Resource Conservation and Recovery Act of 1976 (42 U.S.C. Sections 6901 et seq.), as amended through the Closing Date, and regulations promulgated thereunder; (b) any “hazardous substance” or “pollutant or contaminant” as defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. Sections 9601 et seq.), as amended through the Closing Date, and regulations promulgated thereunder; and (c) petroleum, and any of its derivatives, by-products and other petroleum-related hydrocarbons.

“Hazardous Materials Contamination” shall mean contamination of the improvements, buildings, facilities, soil, groundwater, air or other elements by Hazardous Materials that would give rise to liability under applicable Environmental Law.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“ICS Holdings” shall mean ICS Canada Holdings Ltd., a corporation formed under the laws of Quebec.

“ICS Operations” shall mean ICS Canada Operations Ltd., a corporation formed under the laws of Quebec.

“Income Taxes” shall mean (a) United States, federal, state or local or Canadian or other foreign income or franchise taxes (or any other tax on or based upon net income, gross income, earnings or profits or similar amounts), together with any interest or penalties or additions to tax imposed with respect thereto, and (b) any obligations under any agreements or arrangements with respect to any Income Taxes described in clause (a) above.

“Income Tax Returns” shall mean Tax Returns that pertain to Income Taxes.

“Institutions” shall mean Penn Foster High School, Penn Foster Career School, Penn Foster College and International Career School (ICS) Canada.

“Intellectual Property” shall mean any and all United States and foreign: (a) issued patents (including without limitation, design patents, industrial designs and utility models), including extension, divisional, continuation, continuation-in-part and reissued patents; (b) registered Marks; (c) registered copyrights; registered Internet domain names (the Intellectual Property described in clauses (a), (b) and (c) being collectively “Registered Intellectual Property”);(d) unregistered Marks; unregistered copyrights, patent applications; and (e) trade secrets, know-how and all Software.

“Interim Financial Statements Date” shall mean July 31, 2009.

“Investment Canada Act” shall mean the Investment Canada Act, as amended, and the applicable regulations thereunder.

“IRS” shall mean the U.S. Internal Revenue Service.

“Knowledge of Holdings” shall mean the actual knowledge of Stuart J. Udell, Al De Seta, Joseph J. Piazza, Robert Bruno, Robin Iyoob and Thomas O’Keefe.

“LSA” shall mean the Quebec Labour Standard Act.

“Marks” shall mean all trademarks, service marks, trade names, service names, brand names, trade dress, logos, and corporate names, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof.

“Material Adverse Change” shall mean any change or event that has had a material adverse effect, individually or collectively, on the business, assets, liabilities, operations, results of operations or financial condition of Holdings or any of its Subsidiaries, taken as a whole, other than any change or effect that results or arises from or relates to (i) (w) changes in economic, regulatory or political conditions, financial, securities or other market conditions or prevailing interest rates, (x) acts of war, declared or undeclared, armed hostilities or acts of terrorism, (y) changes in the industry in which Holdings or its Subsidiaries operates or (z) changes in (including changes in interpretation or application of) Laws, regulations or accounting standards, principles or interpretations, to the extent, in the cases of clauses (w), (x), (y) and (z), such changes or acts do not disproportionately affect Holdings or its Subsidiaries, relative to other entities in Holdings’ or its Subsidiaries’ industry, (ii) seasonal variations in the Business or (iii) the announcement of this Agreement or the performance of obligations hereunder; provided, that in no event shall the mere failure of Holdings or its Subsidiaries to meet budgeted or projected revenues or earnings constitute, in and of itself, a Material Adverse Change.

“Organizational Documents” shall mean the trust documentation, articles of incorporation, certificate of incorporation, charter, bylaws, articles of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement, and all other similar documents, instruments or certificates executed, adopted, or filed in connection with the creation, formation, or organization of a Person, including any amendments thereto.

“Original Stock Purchase Agreement” shall mean the Stock Purchase Agreement, dated as of March 27, 2007, by and among Thomson Learning Inc., Thomson Canada Limited, The Thomson Corporation Delaware Inc., Education Direct, Inc., Thomson Education Direct Ltd., ICS Canada Holdings Ltd. and Education Direct Acquisition Sub, Inc. (including any amendments thereto).

“Penn Foster” shall mean Penn Foster, Inc., a Pennsylvania corporation.

“Penn Foster Bonus Plan” shall mean the Penn Foster 2008 Equity Appreciation Bonus Plan dated as of January 14, 2008.

“Permits” shall mean any permit, registration, licenses, authorization or approval issued or granted by any Governmental Body.

“Person” shall mean any individual, corporation, limited liability company, partnership, joint venture, trust, association, unincorporated organization, other entity, Governmental Body or Educational Body.

“Personal Information” shall mean information about an individual who can be identified by the Peron who holds that information.

“Post-Closing Tax Period” shall mean any taxable period of Holdings or its Subsidiaries beginning after the Closing Date and the portion of any Straddle Period beginning on the day following the Closing Date.

“Pre-Closing Tax Period” shall mean any taxable period of Holdings or its Subsidiaries ending on or before the Closing Date and the portion of any Straddle Period ending at the end of the day on the Closing Date.

“Proceeding” shall mean an action, suit, proceeding or arbitration, civil, criminal, regulatory or otherwise, at law or at equity.

“Q.C.C.” shall mean the Quebec Civil Code.

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment (including the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Material), but excludes (a) any release which results in exposure to persons solely within a workplace, with respect to a claim which such persons may assert against the employer of such persons, (b) emissions from the engine exhaust of a motor vehicle, rolling stock, aircraft, vessel or pipeline pumping station engine, and (c) the normal application of fertilizer.

“Remediation” shall mean all actions to (a) clean up, remove, treat, correct or in any other way respond to any Release or threatened Release of any Hazardous Material(s); (b) prevent the imminent Release or minimize the further Release of any Hazardous Material(s); or (c) perform studies, investigations or monitoring necessary or required to investigate the foregoing or perform post-remedial studies, investigations, monitoring or operations and maintenance with respect to the foregoing.

“Shares” shall mean all of the issued and outstanding shares of capital stock of Holdings.

“Software” shall mean any and all computer programs, whether in source code or object code and all documentation including user manuals and other training documentation related to any of the foregoing in the possession or under the control of Holdings or any of its Subsidiaries.

“Stay Incentive Condition” shall have the meaning ascribed to such term in the Penn Foster Bonus Plan.

“Subsidiary” shall mean with respect to any specified Person, any other Person (a) whose board of directors or similar governing body, or a majority thereof, may presently be directly or indirectly elected or appointed by such specified Person, (b) whose management decisions and corporate actions are directly or indirectly subject to the present control of such specified Person, or (c) whose voting securities are more than 50% owned, directly or indirectly, by such specified Person.

“Taxes” shall mean (a) any and all Income Taxes and other taxes whatsoever (whether United States, federal, state, local or Canadian, federal or provincial or other foreign taxes), including without limitation, gross receipts, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, employment, excise, property, license, severance, stamp, premium, windfall profits, capital stock, social security (or similar), unemployment, disability, alternative or add-on minimum and estimated taxes, together with any interest, penalties or additions to tax imposed with respect thereto, and (b) any obligations under any agreements or arrangements, as a result of being a transferee or successor, or as result of being a member of an affiliated, combined or consolidated group, in each case, with respect to Taxes described in clause (a) above.

“Taxing Authority” shall mean a Governmental Body having jurisdiction over the assessment, determination, collection, or other imposition of any Tax, including the IRS and the CRA.

“Tax Returns” shall mean returns, reports, declarations, claim for refund, information return or statement relating to Taxes and forms required to be filed with any Taxing Authority, including any schedules and attachments thereto and any amendments thereof.

“Tax Benefit Item” shall mean the sum of all items of deduction or loss attributable to (a) the repayment of Company Indebtedness at Closing or as contemplated by this Agreement, (b) the payment of Company Transaction Expenses and (c) any payments contemplated by this Agreement that are treated as compensation, (including without limitation, the Employee Stay Bonuses) that are borne by the Seller, to the extent such expenses are deductible by Holdings or its Subsidiaries for Income Tax purposes in any Post-Closing Tax Period and to the extent not previously deducted or otherwise taken into account in determining Adjusted Closing Working Capital.

“Termination Agreement to the Management Agreement” shall mean the Termination Agreement substantially in the form of Exhibit A hereto which terminates the Management Agreement dated as of March 27, 2007, by and between Education Direct, Inc. and The Wicks Group of Companies III, L.L.C. (the “Management Agreement”).

“Transaction Documents” shall mean this Agreement and each other agreement, document or instrument required to be delivered by Holdings and the Seller pursuant to this Agreement.

“Treasury Regulations” shall mean the regulations promulgated by the U.S. Department of Treasury under the Code, as amended.

“United States” or “U.S.” shall mean the United States of America.

“Warn Act” shall mean the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §§2101-2109, and related regulations.

“Working Capital Target” shall mean $1,900,000.

1.2 Table of Definitions.

The following terms have the meanings set forth in the Sections referenced below:

Definition	Location
2008 Balance Sheet	Section 8.6(a)
Audited Financial Statements	Section 8.6(a)
Benefit Plans	Section 8.16(a)
Closing	Section 3.1
Closing Date	Section 3.1
Closing Date Balance Sheet	Section 2.2(b)(ii)
Closing Date Financial Statements	Section 2.2.(b)(ii)
Closing Date Working Capital	Section 2.2(b)(ii)
Damages	Section 11.1(a)
Escrow Account	Section 2.3
Escrow Agent	Section 2.3
Escrow Agreement	Section 2.3
Escrow Amount	Section 2.3
Estimated Closing Working Capital	Section 2.2(b)(i)
Final Working Capital	Section 2.2(c)
Final Working Capital Adjustment	Section 2.2(d)
Final Year Tax Return	Section 10.9(a)(i)
Financing	Section 9.7(a)
Holdings	Preamble
Indemnified Party	Section 11.3(a)
Indemnifying Party	Section 11.3(a)
Indemnity Expiration Date	Section 11.2(a)
Interim Balance Sheet	Section 8.6(a)
Interim Financial Statements	Section 8.6(a)
Investment Canada Approval	Section 4.2
Laws	Section 8.19
Lease	Section 8.9
Licensed Intellectual Property	Section 8.10(a)
Material Agreements	Section 8.18(a)
Notice of Objection	Section 2.2(b)(iii)
Objection Period	Section 2.2(b)(iii)
Owned Intellectual Property	Section 8.10(a)

Definition	Location
Owned Real Property	Section 8.8
Pension Plan	Section 8.16(c)
Permitted Encumbrances	Section 8.7
Preliminary Purchase Price	Section 2.2(a)
Pro Rata Percentage	Section 13.1(a)
Purchase Price	Section 2.2(a)
Purchaser	Preamble
Scheduled Intellectual Property	Section 8.10(a)
Seller	Preamble
Straddle Period	Section 10.9(b)
Straddle Period Tax Return	Section 10.9(a)(ii)
Tax Contest	Section 10.9(e)
Tax Matters	Section 11.2(a)
Termination Date	Section 12.1(e)
Third Party Claim	Section 11.3(a)
Transfer Taxes	Section 10.9(i)
Working Capital Adjustment Statement	Section 2.2(b)(ii)

1.3 General Rules of Construction.

(a) For all purposes of this Agreement and unless otherwise indicated: (i) the terms defined in this Agreement include the plural as well as the singular; (ii) all references in this Agreement to designated Articles, Sections, Schedules and Exhibits are to articles and sections of, and Schedules and Exhibits to, this Agreement; (iii) pronouns of either gender or neuter include, as appropriate, the other pronoun forms; (iv) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision; (v) “or” is not exclusive; and (vi) “including” and “includes” shall be deemed to be followed by “without limitation”, “but not limited to” and “but is not limited to,” respectively.

(b) References to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c) References to statutes shall include all regulations promulgated thereunder and, except to the extent specifically provided below, references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d) References to dollars or “$” in this Agreement shall mean United States dollars.

2.	THE ACQUISITION.

2.1 Purchase and Sale. Subject to the terms and conditions of this Agreement, the Purchaser shall purchase the Shares from the Seller and the Seller shall sell the Shares owned by it to the Purchaser, free and clear of all Encumbrances, for the aggregate Purchase Price set forth in Section 2.2.

2.2 Purchase Price; Closing Adjustment.

(a) The aggregate purchase price to be paid in cash by the Purchaser for the Shares (the “Purchase Price”) is: (i) One Hundred Seventy Million Dollars ($170,000,000) (the “Preliminary Purchase Price”), plus (ii) the Final Working Capital Adjustment, if positive, minus, (iii) the Final Working Capital Adjustment, if negative and minus (iv) the Company Indebtedness. The Purchase Price shall be paid as set forth in Section 3.3 and adjusted as set forth in Section 2.2(b).

(b) The Estimated Closing Working Capital and Closing Date Working Capital will be calculated as follows:

(i) Holdings will deliver to the Purchaser not less than three (3) Business Days prior to the anticipated Closing Date, a statement, that will set forth a good faith estimate of the Adjusted Closing Working Capital of Holdings and its Subsidiaries as of the close of business on the anticipated Closing Date determined in accordance with Schedule A-1 (the “Estimated Closing Working Capital”). If the Estimated Closing Working Capital is less than the Working Capital Target, the Preliminary Purchase Price payable at the Closing as provided in Section 2.2(a) shall be reduced by the absolute value of such difference. If Estimated Closing Working Capital is greater than the Working Capital Target, the Preliminary Purchase Price payable at Closing as provided in Section 2.2(a) shall be increased by the amount of such difference.

(ii) Within sixty (60) days after the Closing Date, Holdings shall prepare and deliver to the Seller (A) a consolidated balance sheet of Holdings and its Subsidiaries as of the close of business on the Closing Date (the “Closing Date Balance Sheet”), together with the related consolidated statement of operations of Holdings and its Subsidiaries for the period from October 1, 2009 through the close of business on the Closing Date (collectively, the “Closing Date Financial Statements”) (in each case without giving effect to the Contemplated Transactions), and (B) a statement (the “Working Capital Adjustment Statement”) showing in reasonable detail its computation of the Adjusted Closing Working Capital of Holdings and its Subsidiaries as of the close of business on the Closing Date (“Closing Date Working Capital”). The Working Capital Adjustment Statement also shall state the amount by which, if any, the Company Indebtedness reflected on the Closing Date Balance Sheet is greater or less than the amount of Company Indebtedness used in the calculation of the Purchase Price on the Closing Date. If the Company Indebtedness reflected on the Closing Date Balance Sheet is greater or less than the Company Indebtedness used in the calculation of the Purchase Price, the Closing Date Working Capital shall be reduced by the amount of such excess or increased by the amount of such shortfall. The Closing Date Financial Statements and the Working Capital Adjustment Statement shall be prepared in accordance with GAAP applied on a basis consistent with the Interim Financial Statements, subject to the exceptions, clarifications and methodology set forth in Schedule A-1 hereto. The Seller shall have the opportunity to review any work papers prepared by Holdings in connection with the preparation of the Closing Date Financial Statements and the Working Capital Adjustment Statement.

(iii) Within thirty (30) days after receipt of the Working Capital Adjustment Statement and the Closing Date Financial Statements (the “Objection Period”), the Seller by written notice to the Purchaser and Holdings may object to the Closing Date Working Capital as set forth in the Working Capital Adjustment Statement, setting forth in such notice the Seller’s objection in reasonable detail, specifying the basis for such objection and the amount in dispute (“Notice of Objection”). If within thirty (30) days after the receipt of the Working Capital Adjustment Statement, the Seller gives a Notice of Objection to Holdings and all matters set forth therein are not resolved within fourteen (14) days after Holdings’ receipt of such notice, the disputed items shall be submitted to Deloitte & Touche USA LLP (“D&T”), or, if D&T is unavailable, another independent accounting firm of similar standing reasonably acceptable to the Purchaser and the Seller (the “Independent Accounting Firm”). In the event D&T is unavailable and the Purchaser and the Seller cannot agree on the Independent Accounting Firm within twenty five (25) days after Holdings’ receipt of Notice of Objection, (i) Holdings’ and the Purchaser’s regular outside accounting firms shall jointly pick an Independent Accounting Firm or (ii) if such outside accounting firms cannot agree on an Independent Accounting Firm within thirty five (35) days after the Holdings’ receipt of Notice of Objection, an applicable Independent Accounting Firm shall be selected in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The Independent Accounting Firm shall act as an independent accounting expert and not as an arbitrator to resolve, based on presentation by the Seller and the Purchaser and the terms and provisions of this Agreement and not by independent review of legal, accounting or factual matters, only those issues included in the Notice of Objection in dispute. The Independent Accounting Firm shall afford each of the Purchaser and its representatives and the Seller and its representatives up to thirty (30) days in the aggregate to present their positions as to the disputed items. If either party fails to make such a submission on a timely basis, the Independent Accounting Firm shall be required to decide without further delay or extension on the basis of the submissions made to him and the terms of this Agreement. The Independent Accounting Firm shall resolve all disputed items in a written determination to be delivered within thirty (30) days following the end of the submission period, provided, that any delay in delivering such determination shall not invalidate the award or otherwise deprive the Independent Accounting Firm of jurisdiction. Such resolution shall be final and binding upon the parties and shall be reflected in any necessary revisions to the Working Capital Adjustment Statement. The fees, costs and expenses of the Independent Accounting Firm shall be paid by the Purchaser and the Seller in inverse proportion as they may prevail on the disputed items resolved by the Independent Accounting Firm, utilizing the values of such items as initially submitted by the parties to the Independent Accounting Firm. Such proportional allocations shall be determined by the Independent Accounting Firm at the time its determination is rendered on the disputed items.

(c) If the Seller does not deliver a Notice of Objection during the Objection Period, then the calculation of the Closing Date Working Capital as set forth in the Working Capital Adjustment Statement shall be deemed to have been accepted. The term “Final Working Capital” shall mean (i) the Closing Date Working Capital as set forth in the Working Capital Adjustment Statement if the Seller accepts the Working Capital Adjustment Statement as delivered or does not deliver a Notice of Objection during the Objection Period, or (ii) the Closing Date Working Capital determined pursuant to 2.2(b)(iii) above, if the Seller delivers a Notice of Objection during the Objection Period.

(d) If the Final Working Capital is greater or less than the Estimated Closing Working Capital, then the Preliminary Purchase Price shall be increased by the amount of the excess or decreased by the amount of the shortfall, as the case may be, to establish the Purchase Price. Such difference is referred to herein as the “Final Working Capital Adjustment.” If the Final Working Capital Adjustment is positive, it shall be paid by the Purchaser to the Seller, and if the Final Working Capital Adjustment is negative, it shall be paid by the Seller to the Purchaser, by wire transfer of immediately available funds to an account or accounts designated by the Seller or by the Purchaser, as applicable, as follows: (i) if no Notice of Objection is delivered by the Seller, the Final Working Capital Adjustment shall be paid within three Business Days of the earlier of the expiration of the thirty (30)-day period for delivery of such Notice of Objection and the date of delivery by the Seller of a notice that the Working Capital Adjustment Statement will be accepted without objection; (ii) if Notice of Objection is delivered by the Seller, (x) any net undisputed amount due from the Seller to the Purchaser or from the Purchaser to the Seller shall be paid within three (3) Business Days after delivery of such Notice of Objection, and (y) the remaining amount, if any, due from the Seller to the Purchaser or the Purchaser to the Seller shall be paid within three (3) Business Days after the date all disputed items are finally resolved pursuant to Section 2.2(b)(iii).

2.3 Escrow. At the Closing, the Purchaser shall deliver to and deposit an amount equal to five percent (5%) of the Preliminary Purchase Price (the “Escrow Amount”) in an account (the “Escrow Account”) established by Wells Fargo Bank, National Association, as the escrow agent (the “Escrow Agent”) to secure claims by the Purchaser for indemnification pursuant to Section 11. The Escrow Agent shall hold, invest and distribute the proceeds of the Escrow Amount in accordance with the terms and conditions of that certain Escrow Agreement to be entered into on the Closing Date by and among the Purchaser, the Seller and the Escrow Agent, substantially in the form of Exhibit B (the “Escrow Agreement”). For U.S. federal Income Tax purposes, any payment of any Escrow Amount to the Seller will be treated as deferred Purchase Price and will be subject to imputation of interest under Code §483 or Code §1274.

2.4 Withholding. The Purchaser shall not deduct and withhold from any consideration deliverable pursuant to this Agreement to the Seller unless such amounts are required to be deducted or withheld from such consideration under the Code or any provision of state, local or foreign Tax Law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

3.	THE CLOSING.

3.1 Place and Time.

The Closing of the purchase and sale of the Shares (the “Closing”) shall take place at the offices of Nixon Peabody LLP, 437 Madison Avenue, New York, New York at 10:00 A.M. (New York City time) no later than the fifth Business Day following the satisfaction of the conditions set forth in Articles 4, 5 and 6, or at such other place, date and time as the parties may agree in writing (the “Closing Date”).

3.2 Deliveries by the Seller. At the Closing:

(a) The Seller shall deliver to the Purchaser all stock certificates representing the Shares owned by the Seller duly endorsed for transfer to the Purchaser or accompanied by stock powers duly endorsed in blank, with all requisite documentary tax stamps affixed thereto (or affidavits of lost certificates in lieu thereof);

(b) The Seller shall deliver or cause Holdings to deliver to the Purchaser:

(i) duly executed resignations, dated as of the Closing Date, of any members of the boards of directors of Holdings and its Subsidiaries (as requested by the Purchaser);

(ii) releases and lien discharges (including without limitation, UCC-3 Termination Statements) from each creditor which holds any Company Indebtedness which is to be repaid at Closing;

(iii) certified resolutions of the managing member of the Seller approving the execution and delivery of this Agreement and each of the other documents delivered pursuant hereto and authorizing the consummation of the Contemplated Transactions;

(iv) an opinion of Nixon Peabody LLP, counsel for the Seller, Holdings and its Subsidiaries, dated as of the Closing Date, substantially in the form of Exhibit C;

(v) the Escrow Agreement, duly executed by the Seller; and

(vi) the documents contemplated by Article 4 and 5, to the extent not theretofore delivered.

3.3 Deliveries by the Purchaser. At the Closing, the Purchaser shall:

(a) pay in full the Company Indebtedness in accordance with instructions of the applicable lenders to be provided by the Seller;

(b) pay to Penn Foster, by wire transfer of immediately available funds to an account or accounts to be designated by the Seller no later than two (2) Business Days prior to the Closing Date, an amount (as specified by the Seller) sufficient to enable it to pay the estimated amount of the Employee Sale Bonuses (based upon the Preliminary Purchase Price) and the employer’s share of related payroll charges;

(c) pay to the Escrow Agent, by wire transfer of immediately available funds to an account to be designated by the Escrow Agent, an amount equal to the Escrow Amount;

(d) pay to the Seller, the balance of the Preliminary Purchase Price (after deduction of the Company Indebtedness in accordance with Section 3.3(a) and the deduction of the amounts specified in Section 3.3(b) and Section 3.3(c)) by wire transfer of immediately available funds to an account or accounts to be designated by the Seller no later than two (2) Business Days prior to the Closing Date;

(e) deliver to the Seller the Escrow Agreement, duly executed by the Purchaser; and

(f) deliver to the Seller the documents contemplated by Articles 4 and 6, to the extent not theretofore delivered.

4.	GENERAL CONDITIONS TO CLOSING.

The obligations of the Purchaser or the Seller to effect the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived by mutual agreement of both the Purchaser and the Seller:

4.1 HSR Act. The waiting period (and any extension thereof) applicable to the consummation of the Contemplated Transactions under the HSR Act shall have expired or been terminated.

4.2 Investment Canada Approval. Industry Canada shall have provided a receipt to the Purchaser pursuant to the Investment Canada Act advising the Purchaser that the Contemplated Transactions are not reviewable, or in a case where the receipt contains the advice referred to in section 13(1)(b)(ii) of the Investment Canada Act, no notice for review is sent to the Purchaser pursuant to and in accordance with the Investment Canada Act; (ii) the Purchaser shall have received evidence reasonably satisfactory to it, indicating that the Contemplated Transactions are not a reviewable investment under the Investment Canada Act; or (iii) the Contemplated Transactions shall have been approved under the Investment Canada Act, either unconditionally or subject to Customary Conditions or conditions that are otherwise reasonably acceptable to the Purchaser (collectively, the “Investment Canada Approval”).

4.3 Litigation. No Proceeding shall have been instituted by any Person and, at what would otherwise have been the Closing Date, remain pending to restrain or prohibit any material part of the Contemplated Transactions or to seek any material divestiture or undertaking to limit the Purchaser’s or Holdings’ or their respective Subsidiaries’ business activities or operations (other than the Customary Conditions) or to revoke or suspend any material license, permit, order or approval by reason of any or all of the Contemplated Transactions. No Governmental Body or Educational Body shall have notified any party to this Agreement or any of their respective Affiliates or counsel that consummation of any material part of the Contemplated Transactions would constitute a violation of the Laws of any jurisdiction or that it intends to commence an action or proceeding to restrain or prohibit any material part of the Contemplated Transactions or to require such material divestiture, or undertaking to limit the Purchaser’s or Holdings’ or their respective Subsidiaries’ business activities or operations (other than the Customary Conditions), revocation or suspension; unless, in either such case, such Governmental Body or Educational Body shall have withdrawn such notice and abandoned such Proceeding.

4.4 No Injunction, Orders or Restraints; Illegality. Other than the Customary Conditions, no temporary restraining order, preliminary or permanent injunction or other order issued by any Governmental Body or Educational Body of competent jurisdiction or other legal or regulatory restraint or prohibition against the consummation of the Contemplated Transactions shall be in effect; nor shall there be any action taken, or any Law or order enacted, entered, enforced or deemed applicable to the Contemplated Transactions that would prohibit the consummation of the Contemplated Transactions or that would permit consummation of the Contemplated Transactions only if certain divestitures or other undertakings of any kind (other than the Customary Conditions) were made or if Purchaser or Holdings or their respective Subsidiaries were to agree to limitations on their business activities or operations.

5.	CONDITIONS TO THE PURCHASER’S OBLIGATIONS.

The obligations of the Purchaser to effect the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived by the Purchaser:

5.1 Representations, Warranties and Agreements. (a) The representations and warranties of the Seller and Holdings set forth in this Agreement shall be true and correct in all respects, except where the failure to be so true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) set forth therein) would not, individually or in the aggregate, reasonably be expected to cause a Material Adverse Change, in each case, as of the date of this Agreement and as of the Closing Date (except such representations and warranties that are made only as of a specified date or expressly made as of the date of this Agreement, which shall be true and correct only as of such date), (b) the Seller shall have performed and complied in all material respects with the covenants and agreements contained in this Agreement required to be performed and complied with by it prior to or at the Closing and (c) the Purchaser shall have received a certificate to the foregoing effect signed by an authorized officer of the Seller, without personal liability of such officer.

5.2 Educational Consents. The Educational Pre-Closing Notifications and Consents shall have been made and obtained.

5.3 Discharge of Indebtedness. The Purchaser shall have received pay-off letters, releases, lien discharges and any other documents reasonably requested by the Purchaser reflecting the satisfaction in full of, and releases of any Encumbrances securing, all Company Indebtedness.

5.4 Termination Agreement to the Management Agreement. Holdings shall have delivered, or caused to be delivered, to the Purchaser the Termination Agreement to the Management Agreement.

5.5 Change of Name. Certificates from each state in which each applicable Affiliate of the Seller is organized evidencing the entity name changes contemplated by Section 10.20.

5.6 Real Estate Matters. The Seller shall deliver to the Purchaser’s title company for each property identified on Schedule 8.8 a title insurance affidavit substantially in the form set forth on Exhibit D attached hereto, and a non-imputation affidavit substantially in the form set forth on Exhibit E attached hereto, it being understood that the Seller shall have no obligation to deliver any further affidavits or certificates to the applicable title company or the Purchaser as a condition to the Closing.

5.7 FIRPTA Certificate. The Purchaser shall have received a certificate of Holdings, dated as of the Closing Date, establishing an exemption from withholding Tax under Section 1445 of the Code in accordance with the Treasury Regulations promulgated thereunder.

5.8 Good Standing Certificate. The Purchaser will have received (i) a certificate of the Secretary of State (or other applicable office) in each jurisdiction in which Holdings and Penn Foster are organized and qualified to do business and (ii) a certificate of status for each Canadian Subsidiary from the Canadian province in which each of the Canadian Subsidiaries is incorporated; each dated as of a date not more than ten (10) Business Days prior to the Closing Date, certifying as to the good standing of Holdings and its Subsidiaries.

6.	CONDITIONS TO THE SELLER’S OBLIGATIONS.

The obligations of the Seller to effect the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions, which may be waived by the Seller:

6.1 Representations, Warranties and Agreements. (a) The representations and warranties of the Purchaser set forth in this Agreement shall be true and correct in all material respects, other than those representations and warranties of the Purchaser contained herein that are qualified by materiality or material adverse effect which shall be true and correct in all respects, in each case, as of the date of this Agreement and as of the Closing Date (except such representations and warranties that are made only as of a specified date or expressly made as of the date of this Agreement, which shall be true and correct only as of such date), (b) the Purchaser shall have performed and complied in all material respects with the covenants and agreements contained in this Agreement required to be performed and complied with by it prior to or at the Closing and (c) the Seller shall have received a certificate to the foregoing effect signed by an authorized officer of the Purchaser, without personal liability of such officer.

7.	REPRESENTATIONS AND WARRANTIES OF THE SELLER.

The Seller represents and warrants that the representations and warranties contained in this Article 7 are true and correct as of the date of this Agreement and as of the Closing Date (except such representations and warranties that are made only as of a specified date, which are true and correct only as of such specified date), except as set forth in a Schedule (the “Schedules”) corresponding in number to the applicable Section of this Article 7; provided, that the disclosure of an item in one section of the Schedules shall be deemed to modify both (i) the representations and warranties of the Seller contained in the section of this Agreement to which it corresponds in number and (ii) any other representation and warranty of the Seller in this Agreement to the extent that it is readily apparent from a reading of such disclosure item that it would also qualify or apply to such other representation and warranty:

7.1 Title and Ownership of Shares. The Seller has good and valid title to the Shares listed on Schedule 7.1 and owns such Shares free and clear of all Encumbrances. The delivery to the Purchaser of the certificates representing the Shares of the Seller in accordance with Section 3.2(a) and the payment to the Seller of the portion of the adjusted Preliminary Purchase Price payable to the Seller in accordance with Section 3.3 will transfer to the Purchaser record and beneficial ownership of the Shares of the Seller, free and clear of all Encumbrances (other than Encumbrances placed thereon by the Purchaser or otherwise applicable solely to the Purchaser or its assets).

7.2 Authority. The Seller has all requisite power and authority to execute, deliver and perform its obligations under each of the Transaction Documents to be executed and delivered by it pursuant hereto. The execution, delivery and performance by the Seller of each of the Transaction Documents to be executed and delivered by it, and the consummation by the Seller of the Contemplated Transactions, have been duly authorized by all necessary action of the Seller, including any required consent or approval of its members as applicable. This Agreement and each other Seller Document to be executed and delivered by the Seller have been duly executed and delivered by the Seller and constitute valid and binding obligations of the Seller, enforceable against the Seller in accordance with their respective terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization and other Laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

7.3 Absence of Conflict. Neither the execution and delivery by the Seller of this Agreement, nor the consummation by the Seller of the Contemplated Transactions (a) violates, is in conflict with, accelerates the performance required by, requires any notice or constitutes a default (or an event which, with notice or lapse of time or both, would constitute a default) under any material agreement or commitment to which the Seller is a party or by which any of the Seller’s properties or assets is bound, or (b) violates any statute or Law or any judgment, decree, order, regulation or rule of any court or other Governmental Body applicable to the Seller, or (c) results in the creation of any Encumbrance upon any of the Shares under any agreement or commitment of any kind or character to which the Seller is a party or by which any of the Seller’s properties or assets is bound.

7.4 Governmental Authorizations. All consents, approvals and authorizations of, and declarations, filings and registrations with, any Governmental Body which are required by or on behalf of the Seller in connection with the execution, delivery and performance by the Seller of this Agreement or the consummation of the Contemplated Transactions have been, or by the Closing Date will be, obtained. All Educational Pre-Closing Notifications and Consents which are required by or on behalf of the Seller in connection with the execution, delivery and performance by the Seller of this Agreement or the consummation of the Contemplated Transactions have been, or by the Closing Date will be, obtained.

7.5 Tax Matters. The Seller (a) is not a foreign person within the meaning of Section 1445 of the Code. and the Treasury Regulations promulgated thereunder and (b) is, and has been since formation, properly treated for U.S. federal (and applicable state and local) tax purposes as either a partnership or an association taxable as a corporation and not as an entity disregarded as separate from its owner, each within the meaning of Treasury Regulations Section 301.7701-2.

7.6 Organization. The Seller is and has been since its inception a holding company without employees, real property or other assets other than (i) minimal cash and (ii) common stock of Holdings.

8.	REPRESENTATIONS AND WARRANTIES OF HOLDINGS.

Holdings represents and warrants that the representations and warranties contained in this Article 8 are true and correct as of the date of this Agreement and as of the Closing Date (except such representations and warranties that are made only as of a specified date, which are true and correct only as of such specified date), except as set forth in a Schedule corresponding in number to the applicable Section of this Article 8; provided, that the disclosure of an item in one section of the Schedules shall be deemed to modify both (i) the representations and warranties contained in the section of this Agreement to which it corresponds in number and (ii) any other representation and warranty of Holdings in this Agreement to the extent that it is readily apparent from a reading of such disclosure item that it would also qualify or apply to such other representation and warranty:

8.1 Organization.

(a) Holdings and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation as shown on Schedule 8.1.

(b) Each of Holdings and its Subsidiaries (i) has all requisite corporate power to own, operate and lease its assets and properties and carry on its business as the same is now being conducted and (ii) is qualified to do business as a foreign corporation and is in good standing in each jurisdiction set forth in Schedule 8.1. Neither the location of its property nor the conduct of its business requires Holdings or any of its Subsidiaries to be qualified to do business as a foreign corporation in any state, other than those in which it is so qualified, where the failure to so qualify would preclude it from enforcing its rights in the courts of such state (which, were it so qualified, it would be entitled to enforce) with respect to material contracts entered into or material assets located therein. The Seller has made available to the Purchaser accurate and complete copies of the Organizational Documents of each of Holdings and its Subsidiaries. None of Holdings or any of its Subsidiaries is in breach or violation of any of its Organizational Documents. Holdings and its Subsidiaries shall deliver their respective stock ledgers and minute books at the Closing. Any fictitious name, d/b/a or other assumed name in use by Holdings or any of its Subsidiaries is properly registered in any state or other jurisdiction wherein such registration is required.

(c) Holdings has no Subsidiaries other than ICS Holdings and Penn Foster. ICS Holdings has no Subsidiaries other than ICS Operations. Neither Penn Foster nor ICS Operations has any Subsidiaries.

(d) Holdings is and has been since its inception a holding company without employees, real property or other assets other than (i) minimal cash and (ii) common stock of ICS Holdings and Penn Foster. ICS Holdings is and has been since its inception a holding company without employees, real property or other assets other than (i) minimal cash and (ii) common stock of ICS Operations.

8.2 Capitalization.

(a) The authorized capital stock of Holdings consists of 100 shares of Common Stock, $0.01 par value per share (“Common Stock”) of which 100 shares are issued and outstanding. The Shares have been duly authorized and validly issued, are fully paid and nonassessable and are owned of record by the Seller and were not issued in violation of any Law.

(b) The capitalization of ICS Holdings, ICS Operations and Penn Foster is set forth on Schedule 8.2(b). The outstanding capital stock of ICS Holdings, ICS Operations and Penn Foster have been duly authorized and validly issued, is fully paid and nonassessable and is owned as shown on Schedule 8.2(b), free and clear of all Encumbrances except Permitted Encumbrances, which will survive the Closing and was not issued in violation of any Law.

(c) Except for this Agreement, there are no outstanding subscriptions, options, rights, warrants, convertible securities or other agreements or calls, demands or commitments of any kind relating to the issuance, sale or transfer of any capital stock or other equity securities of Holdings or any of its Subsidiaries which, as to any thereof, will survive the Closing.

8.3 Authority. Holdings has all requisite power and authority to execute, deliver and perform its obligations under each of the Transaction Documents to be executed and delivered by it pursuant to this Agreement. The execution, delivery and performance by Holdings of each of the Transaction Documents to be executed and delivered by it, and the consummation by Holdings of the Contemplated Transactions, have been duly authorized by all necessary action of Holdings and no other action on the part of Holdings is necessary to authorize this Agreement or the Contemplated Transactions. This Agreement and each other Transaction Document to be executed and delivered by Holdings have been duly executed and delivered by Holdings and constitute valid and binding obligations of Holdings, enforceable against Holdings in accordance with their respective terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization and other Laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

8.4 Absence of Conflict. Neither the execution and delivery by Holdings of this Agreement, nor the consummation by Holdings of the Contemplated Transactions (i) violates, is in conflict with, accelerates the performance required by, requires any notice or constitutes a default (or an event which, with notice or lapse of time or both, would constitute a default) under any Lease or Material Agreement, or (ii) violates the certificate of incorporation or Bylaws (or equivalent charter document) of Holdings or any of its Subsidiaries or any statute or Law, or (iii) results in any Encumbrance upon any material properties or assets of Holdings or its Subsidiaries under any agreement to which Holdings or its Subsidiaries is a party or by which Holdings, its Subsidiaries or their properties or assets may be bound.

8.5 Consents; Approvals; Authorizations.

(a) No consent, approval or authorization of, or registration, notice, declaration or filing with, any Antitrust Authority pursuant to an Antitrust Law is required on the part of the Seller, Holdings, any of its Subsidiaries or any Institutions prior to the Closing Date other than any filing required to be made under the HSR Act.

(b) Without limiting Section 8.5(a), no other consent, approval or authorization of, or registration, notice, declaration or filing with, any other person or Governmental Body or Educational Body is required on the part of the Seller, Holdings, any of its Subsidiaries or any Institutions prior to the Closing Date other than (i) any filing required to be made pursuant to Section 10.7, (ii) any Tax Returns required to be filed pursuant to Section 10.9, (iii) compliance with and filings under the Investment Canada Act, and (iv) the Educational Pre-Closing Notifications and Consents.

8.6 Financial Statements.

(a) The Seller has made available to the Purchaser true and complete copies of (i) the audited consolidated balance sheet of Holdings and its Subsidiaries for the year ended December 31, 2008 (“2008 Balance Sheet”), and the related audited statements of operations, changes in stockholders’ equity and changes in financial position for the fiscal year then ended, together with the notes thereon (collectively, the “Audited Financial Statements”), and (ii) the unaudited consolidated balance sheet of Holdings and its Subsidiaries as at the Interim Financial Statements Date (the “Interim Balance Sheet”) and the related unaudited statement of operations for the 7-month period then ended (collectively with the Interim Balance Sheet, the “Interim Financial Statements”). The Audited Financial Statements and (except as provided below) the Interim Financial Statements have each been prepared in accordance with GAAP consistently applied throughout the periods indicated (except as otherwise stated in the notes to the Audited Financial Statements), and fairly present in all material respects the consolidated financial position of Holdings and its Subsidiaries as at the respective dates thereof and for the periods therein referred to. The Interim Financial Statements do not include or reflect normal year-end adjustments or include the type of notes that would customarily be included in a financial statement prepared in accordance with GAAP. The items and amounts used to formulate the Estimated Closing Working Capital are complete and correct in all material respects.

(b) The obligations constituting the Company Indebtedness are listed on Schedule 8.6(b).

(c) The accounts receivable of Holdings and its Subsidiaries as set forth in the Interim Financial Statements arose from bona fide sale transactions in the ordinary course of business and reflect credit terms consistent with the past practices of Holdings and its Subsidiaries relating to their customers. None of such accounts receivable are subject to return under consignment sales or similar arrangements.

(d) The deferred revenues of Holdings and its Subsidiaries as set forth in the Interim Financial Statements arose from bona fide transactions in the ordinary course of business and consistent with the past practices of Holdings and its Subsidiaries relating to their customers. As at the Interim Financial Statements Date and except as set forth in the Interim Financial Statements, Holdings and its Subsidiaries have no deferred revenues as determined in accordance with GAAP as applied in the ordinary course of business and consistent with the past practices of Holdings and its Subsidiaries consistently applied throughout the periods indicated.

(e) Holdings and its Subsidiaries do not have any liabilities which are required to be disclosed on the 2008 Balance Sheet prepared in accordance with GAAP in the ordinary course of business consistent with the past practices of Holdings and its Subsidiaries consistently applied throughout the periods indicated, except for liabilities (i) reflected in the Interim Balance Sheet (including in any of the notes thereto), (ii) reflected in the Interim Balance Sheet (including in any of the notes thereto) and (iii) which have arisen since the date of the Interim Balance Sheet in the ordinary course of business consistent with past practice and which are not material to the financial position of Holdings or any of its Subsidiaries.

Notwithstanding any other provision of Article 8, this Section 8.6(e) shall not apply to any matter that is of a separate representation and warranty contained in Sections 8.5 (Consents), 8.10 (Intellectual Property Rights), 8.13 (Tax Matters), 8.15 (Labor Matters), 8.16 (ERISA), 8.17 (Canadian Employee Plans), 8.19 (Compliance with Law), 8.20 (Permits), 8.21 (Environmental), 8.24 (Insurance Policies) and 8.25 (Certain Business Practices).

8.7 Title to Property; Encumbrances. Except for Permitted Encumbrances, Holdings and its Subsidiaries have good and marketable title to, or hold pursuant to valid and binding leases, all of the personal property reflected as being owned by them on the Interim Balance Sheet or acquired after the date thereof (except for personal property sold or otherwise disposed of in the ordinary course of business). As used herein, “Permitted Encumbrances” means (a) those Encumbrances disclosed in the notes to the 2008 Balance Sheet; (b) statutory liens for current Taxes or assessments not yet due or delinquent or the validity of which are being contested in good faith by appropriate proceedings (a list of all such proceedings as of the date of this Agreement, if any, being included on Schedule 8.7) and for which adequate reserves have been made; (c) mechanics’, materialmens’, carriers’, workers’, repairmen’s, landlord’s and other similar liens arising or incurred in the ordinary course of business with respect to charges not yet due and payable; and (d) those Encumbrances identified on Schedule B-Section II of the title commitments listed on Schedule 8.7, if any, and those shown on the surveys listed on Schedule 8.7, if any, which commitments and surveys have been made available to the Purchaser (including the standard printed exceptions to such title commitments, except for (i) any standard exceptions that can be removed by delivery of the title affidavits in the form of Exhibit D attached hereto, and (ii) any matters which a current survey would disclose and which are not shown on the surveys listed on Schedule 8.7 and for which the Purchaser’s title company would take exception in title policies issued at Closing for the Owned Real Property). All of the assets and rights owned or used by Holdings and its Subsidiaries immediately prior to the Closing will be owned or available for use by Holdings and its Subsidiaries on identical terms and conditions immediately subsequent to the Closing.

8.8 Real Property. Schedule 8.8 identifies all of the real property owned by Holdings and its Subsidiaries (collectively, the “Owned Real Property”), and any leases, subleases, licenses or other occupancy agreements, property management contracts, or other agreements affecting the use, occupation, and management of the Owned Real Property. Each of Holdings and its Subsidiaries, as the case may be, has record fee title to the Owned Real Property owned by it, subject to no Encumbrances other than Permitted Encumbrances, and there are no contractual or legal restrictions that preclude or restrict the ability to use the Owned Real Property for the purposes for which it is currently being used. There are no outstanding options, rights of first offer or rights of first refusal to any third party to purchase, lease or otherwise occupy the Owned Real Property or any portion thereof. The Seller has provided, or caused to be provided, to the Purchaser, as of the date hereof, correct and complete copies of all deeds, mortgages, deeds of trust, other Encumbrances, title insurance policies or commitments, surveys, certificates of occupancy, Permits, environmental reports, appraisals, title and other documents relating to or otherwise affecting the Owned Real Property, the operations of Holdings and its Subsidiaries thereon, or any other uses thereof, in the possession of Holdings and its Subsidiaries. Neither Holdings nor its Subsidiaries has entered into contract for the sale of the Owned Real Property or any portion thereof, or leased, subleased, licensed or otherwise granted to any Person the right to use or occupy the Owned Real Property or any portion thereof, and no other Person has any right to use or occupy the Owned Real Property or any portion thereof. The Purchaser shall accept title to the Owned Real Property subject to all present and future zoning, building, environmental and other Laws having jurisdiction with respect to the Owned Real Property. To the Knowledge of Holdings, there are no condemnation proceedings or eminent domain proceedings of any kind pending or threatened against any Owned Real Property.

8.9 Leased Property. Schedule 8.9 sets forth a true and complete list of each lease, license, sublease or other occupancy agreement (each such lease, license, sublease or other occupancy agreement, together with all amendments, modifications, supplements and assignments thereto, together with all exhibits, addendum, riders and other documents constituting a part thereof, a “Lease”) under which Holdings or its Subsidiaries leases, subleases or otherwise occupies real property. There is not, with respect to any Lease, any event of default, breach, or event or condition which, with notice or the lapse of time or both, would constitute such an event of default or breach, existing on the part of Holdings, any of its Subsidiaries or, to the Knowledge of Holdings, on the part of any other party thereto. The Seller has provided, or caused to be provided, to the Purchaser, as of the date hereof, correct and complete copies of each Lease. Each Lease is valid, binding and enforceable in accordance with its terms, and shall continue to be valid, binding and enforceable following the Closing Date. Neither the Seller, Holdings, nor its Subsidiaries has entered into any contract other than this Agreement for the assignment or other transfer of real property leased pursuant to each Lease.

8.10 Intellectual Property Rights.

(a) Schedule 8.10(a) sets forth true and complete lists of all Registered Intellectual Property owned by Holdings and/or its Subsidiaries (the “Owned Intellectual Property”) and all Intellectual Property used or held for use by Holdings and/or its Subsidiaries under license or similar agreement (the “Licensed Intellectual Property” and, together with the Owned Intellectual Property, the “Scheduled Intellectual Property”). Holdings or its Subsidiaries own all right, title and interest in and to the Owned Intellectual Property, free and clear of all Encumbrances other than Permitted Encumbrances, and have a valid and enforceable right to use the Licensed Intellectual Property as licensees under a written license or through non-assertion, settlement or similar written agreements). None of the Scheduled Intellectual Property is subject to any outstanding order, ruling, decree, judgment or stipulation to which Holdings or any of its Subsidiaries is or have been made a party.

(b) There are no agreements or arrangements pursuant to which any of the Owned Intellectual Property has been licensed to or used by any Person other than Holdings or its Subsidiaries, or which permits use by any such other Person (whether through non-assertion, settlement or similar agreements or otherwise).

(c) Neither the conduct by Holdings and their Subsidiaries of the Business (including the implementation and/or operation of the Curriculum) nor any activity of Holdings and their Subsidiaries infringes upon, misappropriates or violates the (i) Intellectual Property rights of any other Person, other than the rights of any other Person under any patent, patent application or trademark, and (ii) to the Knowledge of Holdings, the rights of any other Person under any patent, patent application or trademark. No proceeding is pending or to the Knowledge of Holdings, threatened which (in any such case): (i) challenges the rights of Holdings or its Subsidiaries in respect of any Intellectual Property or (ii) asserts that Holdings or its Subsidiaries are infringing, misappropriating or otherwise in conflict with, or are required to pay any royalty, license fee, charge or other amount with regard to, any Intellectual Property.

(d) Holdings has not received written notice since the Interim Financial Statements Date that any other Person is infringing upon the rights of Holdings or its Subsidiaries in, or misappropriating the subject matter of, any Scheduled Intellectual Property.

(e) Each item of material Registered Intellectual Property is valid and subsisting, and has been duly maintained, including all necessary registration, maintenance, and renewal fees in connection with such material Registered Intellectual Property have been paid and all necessary documents and certificates to maintain such Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States and Canada, as are listed on Schedule 8.10(a) in all material respects.

(f) No Mark has been or is now involved in any opposition or cancellation proceeding, and, to the Knowledge of Holdings, no such proceeding has been threatened or alleged.

(g) No current, and to the Knowledge of Holdings, no former employee or consultant of Holdings or any of its Subsidiaries owns any rights in or to any Intellectual Property created in the scope of such employee’s employment with or consultant’s engagement by, as applicable, Holdings and its Subsidiaries.

(h) Holdings and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all trade secrets owned, used, or held for use by Holdings or any of its Subsidiaries in the operation of the Business, including, without limitation, requiring each employee and consultant and any other person with access to any trade secrets or other confidential information of Holdings or its Subsidiaries to execute a binding confidentiality agreement and, to the Knowledge of Holdings, there has not been any breach by any party to such confidentiality agreements.

(i) Neither Holdings nor any of its Subsidiaries have been charged with any violation of any data protection, privacy, or marketing Law or regulation. A privacy statement regarding the collection, use, distribution and transfer of personal information of individuals, including, without limitation, from visitors of any website of Holdings or any of its Subsidiaries (a “Privacy Statement”) is posted and is accessible to individuals at all times on such websites and such Privacy Statement is accurate and consistent with the actual practices of Holdings and its Subsidiaries with respect to the collection, use, distribution and transfer of personal information. Holdings and its Subsidiaries have implemented commercially reasonable technological and procedural measures to protect personal information collected from individuals from loss, theft and unauthorized access or disclosure. Neither Holdings nor its Subsidiaries knowingly collect information from or target children under the age of thirteen online.

8.11 Buildings, Plants and Equipment. To the Knowledge of Holdings, all improvements on the Owned Real Property, including, without limitation, the facilities, buildings, plants, structures, fixtures, fixed assets and personalty of a permanent nature annexed, affixed or attached to, located on, or forming part of the Owned Real Property, and other improvements located thereon (collectively, the “Improvements”), are structurally sound and adequate for the uses to which they are being put. To the Knowledge of Holdings, the Owned Real Property, the Improvements thereon, and the use thereof for the purposes for which they are presently being used, are in each case in compliance with all applicable building, zoning, planning, subdivision, health or other Laws, ordinances or regulations, including, without limitation, the Americans with Disabilities Act of 1990, all as the same are amended from time to time and all orders and regulations promulgated thereto, except for such failures to comply or which violations that have not had and would not reasonably be expected to cause a Material Adverse Change, and to the Knowledge of Holdings there exists no such violation which could reasonably be expected to interfere with the present use of the Owned Real Property and the Improvements.

8.12 Litigation. There are no Proceedings pending or, to the Knowledge of Holdings, threatened by or against Holdings, its Subsidiaries, the Business or their assets, except for Proceedings which seek only monetary relief in an amount not exceeding (i) $100,000 in any individual Proceeding and (ii) $250,000 for the aggregate of all such Proceedings. There are no existing orders, writs, injunctions or decrees of any court, other Governmental Body or Educational Body against Holdings, its Subsidiaries, the Business or their assets.

8.13 Tax Matters.

(a) All material Tax Returns required to be filed by, or with respect to, Holdings or its Subsidiaries have been filed in accordance with the Laws, regulations and administrative requirements of each Taxing Authority. All such Tax Returns are correct and complete in all material respects. No claim has ever been made in writing by an authority in a jurisdiction where Holdings or its Subsidiaries do not file Tax Returns that any of them is or may be subject to taxation in that jurisdiction.

(b) No action, suit, proceeding, investigation, claim or audit has commenced and no written notice has been given that such action, suit, proceeding, investigation, claim or audit is pending or is threatened with respect to Holdings or its Subsidiaries in respect of any Taxes, and no written deficiencies for any Taxes have been proposed, asserted or assessed against Holdings or its Subsidiaries that has not been resolved on or prior to the date hereof. Neither Holdings nor its Subsidiaries have given nor been requested to give waivers or extensions (or is or would be subject to a waiver or extension given by any other entity) of any statute of limitations relating to the payment or assessment of Income Taxes for which Holdings or its Subsidiaries may be liable.

(c) Holdings and its Subsidiaries have paid, or made provision for the payment of, all material Taxes that have become due, including without limitation all Taxes reflected on the Tax Returns referred to in Section 8.13(a). The charges, accruals and reserves with respect to Taxes on the books of Holdings and its Subsidiaries are adequate (determined in accordance with GAAP consistently applied). There are no liens with respect to Taxes upon any of the properties or assets, real or personal, tangible or intangible, of Holdings or its Subsidiaries (except for Taxes not yet due or payable).

(d) Each of Holdings and its Subsidiaries has complied in all material respects with all applicable Laws relating to the collection, withholding and payment of Taxes (such as sales or use Taxes or Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, member, stockholder or any other third party).

(e) Neither Holdings nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Contemplated Transactions.

(f) Neither Holdings nor its Subsidiaries is a party to any existing Tax sharing or allocation agreement that may or will require that any payment be made by or to Holdings or its Subsidiaries on or after the Closing Date.

(g) Neither Holdings nor any Subsidiary (i) is a member of a consolidated, combined, unitary or similar Income Tax Return with any Person other than Holdings and its Subsidiaries or (ii) has any liability for the Taxes of any Person (other than Holdings and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or by contract.

(h) Neither Holdings nor its Subsidiaries have (i) applied for any tax ruling that, if granted, would adversely affect the computation of Tax liability of Holdings or its Subsidiaries for periods beginning on or after the Closing Date, (ii) entered into a closing agreement with any Taxing Authority that could adversely affect the computation of Tax liability of Holdings or its Subsidiaries for periods beginning on or after the Closing Date, or (iii) changed any method of accounting for a taxable period ending on or prior to the Closing Date that could adversely affect the computation of Tax liability of Holdings or its Subsidiaries for periods beginning on or after the Closing Date. Neither Holdings nor its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for periods beginning after the Closing Date as a result of any (i) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date, (iv) elective deferral of income attributable to a repurchase or forgiveness of indebtedness pursuant to Code Section 108(i), or (v) any contract, agreement, plan or arrangement entered into on or prior to the

Closing Date (including, but not limited to, the provisions of this Agreement) relating to a payment to any employee or former employee of the Canadian Subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible by the Canadian Subsidiaries under applicable Canadian Law (other than reimbursements of a reasonable amount of entertainment expenses and other non deductible expenses that are commonly paid by similar businesses in reasonable amounts).

(i) Neither Holdings nor its Subsidiaries have made any payments, or been a party to an agreement (including this Agreement) that could obligate it to make payments, that will not be deductible because of Section 280G of the Code or similar provision under state or local Law.

(j) None of the Canadian Subsidiaries has been a “passive foreign investment company” (a “PFIC”) within the meaning of Section 1297 of the Code, and Holdings does not believe that any of the Canadian Subsidiaries will be a PFIC for the taxable year ending on December 31, 2009.

(k) Neither Holdings nor any of its Subsidiaries has participated in, or is currently participating in, (i) a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) or (ii) a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4 (or, in either case, under any similar provision under state, local or foreign Law).

(l) None of the Canadian Subsidiaries has nor has been deemed to have for purposes of the Income Tax Act (Canada) (the “ITA”) acquired for proceeds greater than the fair market value thereof from, or disposed of property for proceeds less than the fair market value thereof to, or received or performed services for other than the fair market value from or to, or paid or received interest other than at a fair market value rate to or from, any Person, firm, or corporation with whom it does not deal at arm’s length within the meaning of the ITA. None of the Canadian Subsidiaries has had a right to use property owned by or, as the case may be, has granted such a right to a Person not resident in Canada with which it was not dealing at arm’s length (within the meaning of the ITA) on terms or conditions which differ from those between Persons dealing at arm’s length(within the meaning of the ITA), in circumstances which could result in the application of subsection 247(2) of the ITA.

8.14 Absence of Certain Changes or Events. Except as contemplated by this Agreement, since the Interim Financial Statements Date, Holdings and its Subsidiaries have conducted their respective business in the ordinary course consistent with past practice and, without limiting the generality of the foregoing, neither Holdings nor any of its Subsidiaries have:

(a) declared or paid any dividend or made any other payment or distribution in respect of its capital stock, except distributions from a Subsidiary of Holdings to Holdings or another Subsidiary of Holdings;

(b) purchased, redeemed, issued, sold or otherwise acquired or disposed of, either directly or indirectly, any of its capital stock or reclassified, split up or otherwise changed any of its capital stock or granted or entered into any options, warrants or calls or other rights to purchase or convert any obligation into any of its capital stock;

(c) settled any Proceeding against Holdings, any of its Subsidiaries, their Business or assets for an amount (paid or payable by Holdings and its Subsidiaries) in excess of $100,000;

(d) sold, assigned, transferred, conveyed, leased, pledged, encumbered or otherwise disposed of or agreed to sell, assign, transfer, convey, lease or otherwise dispose of any material portion of its assets or properties, except for fair consideration or in the ordinary course of business;

(e) transferred or granted any license under any Owned Intellectual Property used by it in the Business;

(f) made or granted (i) any general increase in the compensation of any of its employees, other than customary adjustments in compensation consistent with past practice or (ii) entered into any employment, sale bonus, stay bonus or severance contract with any officer or employee of Holdings or its Subsidiaries;

(g) entered into any commitment for capital expenditures under which there remains outstanding on the date hereof payment or expenditure obligations of (x) $100,000 or more under any individual commitment or (y) $250,000 or more in the aggregate under all such commitments;

(h) suffered any Material Adverse Change;

(i) suffered any loss, damage, or destruction to Holdings’ or its Subsidiaries’ properties or assets in an aggregate amount (based upon the cost of repair or replacement) exceeding $100,000;

(j) made or changed any material Tax election, adopted or changed any accounting method or period relating to Taxes (except as required by GAAP), filed any amended Tax Return, or compromised or settled any material Tax liability or claim for refund; or

(k) agreed or otherwise committed, whether in writing or otherwise, to do any of the foregoing.

8.15 Labor Matters.

(a) No employees of Holdings or its Subsidiaries are covered by collective bargaining agreements and no collective bargaining agreement is being negotiated by Holdings or its Subsidiaries.

(b) There is no labor strike, slowdown or stoppage pending or, to the Knowledge of Holdings or its Subsidiaries, threatened or reasonably anticipated against Holdings or its Subsidiaries. There is no unfair labor practice complaint against Holdings or its Subsidiaries pending or, to the Knowledge of Holdings or its Subsidiaries, threatened before the National Labor Relations Board.

(c) Holdings or its Subsidiaries does not know of any activities or proceedings of any labor union to organize any employees and any such activities or proceedings within the preceding three (3) years.

(d) Holdings or its Subsidiaries have complied with WARN or with the LSA and have no plans to close any plant or lay off employees that could reasonably be expected to require notification under the WARN Act or with the LSA, and no layoffs which would require compliance with WARN or with the LSA will be implemented before the Closing Date without advance notification to and approval of the Purchaser. To the Knowledge of Holdings, all liabilities and obligations relating to the employment, termination or employee benefits of any former employees previously terminated by Holdings or its Subsidiaries including all termination pay, severance pay or other amounts in connection with the WARN Act or with LSA and all similar state Laws and Quebec’s Laws, such as the Q.C.C. and the Charter of Human Rights and Freedom, have been paid.

(e) To the Knowledge of Holdings and its Subsidiaries, Holdings and its Subsidiaries are in material compliance with all applicable foreign, federal, state; local and Quebec’s Laws, rules, regulations, and ordinances respecting employment, employment practices, terms and conditions of employment, worker classification, the Quebec Charter of the French Language, tax withholding, prohibited discrimination, human rights and freedom equal employment, pay equity, fair employment practices, meal and rest periods, immigration status, employee safety and health, worker’s compensation wages (including overtime wages), compensation, and hours of work and, there are no actions, suits, claims, audits, investigations, administrative matters, labor disputes or grievances pending or, to the Knowledge of Holdings or its Subsidiaries, threatened in writing or reasonably anticipated relating to any labor or employment matters or concerning and/or effecting its employee. To the Knowledge of Holdings, no event has occurred or circumstance exists which would give rise to or serve as a valid basis for the commencement of any such action, suit, proceeding, arbitration or investigation by or against Holdings or any of its Subsidiaries in respect of employment matters. There are no outstanding decisions or settlements or, to the Knowledge of Holdings, pending settlements under any applicable employee or employment Laws or regulations which place any obligation upon Holdings or any of its Subsidiaries to do or refrain from doing any act, or which place a financial obligation upon Holdings or any of its Subsidiaries. Since October 1, 2004, the Canadian Subsidiaries have not received any written remedial order, notice of offence or conviction under occupational health and safety or employment standards Laws, except in respect of matters which have been settled or remedied since the issuance of such order or notice. The Canadian Subsidiaries have performed all of their respective financial obligations under such Laws which are owed to the employees and the Governmental Body having jurisdiction over such matters.

(f) To the Knowledge of Holdings, neither Holdings nor its Subsidiaries, Holdings and its Subsidiaries do not have any material liability with respect to any misclassification of: (a) any person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages.

8.16 ERISA.

(a) Schedule 8.16 sets forth a true and complete list of all written executive compensation plans, bonus plans, incentive compensation plans, deferred compensation plans or agreements, retirement plans, employee stock purchase plans, group life insurance, hospitalization insurance, sale bonus, stay bonus, severance or other employee benefit plans (as defined in Section 3(3) of ERISA) of Holdings or its Subsidiaries or any of their Affiliates (collectively, the “Benefit Plans”) providing for benefits for any of Holdings’ or its Subsidiaries’ employees or former employees or pursuant to which Holdings or its Subsidiaries contributes or has any liability.

(b) The Seller has made available to the Purchaser correct and complete copies of the plan documents, the most recent determination letter or opinion letter received from the IRS, the most recent Form 5500 Annual Report, and all related trust agreements, insurance contracts, and other funding agreements which implement each such Benefit Plan.

(c) All of the Benefit Plans required to be listed on Schedule 8.16 which are employee benefit plans within the meaning of Section 3(3) of ERISA are in compliance in all material respects with applicable Law. None of the Benefit Plans is a “multiemployer plan” within the meaning of Section 3(37) of ERISA and Holdings and its Subsidiaries (or any affiliated company under Sections 414(b), (c), (m) or (o) of the Code) have not maintained, been required to contribute to, or been required to pay any amount with respect to a “multiemployer plan” at any time in the past three years. None of the Benefit Plans is a single employer defined benefit pension plan subject to Title IV of ERISA and neither Holdings or its Subsidiaries nor an affiliated company as defined in the preceding sentence has sponsored or contributed to a defined benefit pension plan subject to Title IV at any time in the past three years. Each Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS; and to the Knowledge of Holdings nothing has occurred since the date of such determination letter which could reasonably be expected to result in the revocation of such determination letter. There is no pending or, to the Knowledge of Holdings, threatened litigation relating to the Benefit Plans, other than routine claims for benefits.

(d) No liability under Title IV of ERISA has been or is expected by Holdings or its Subsidiaries to be incurred by Holdings or its Subsidiaries with respect to any ongoing, frozen or terminated Pension Plan currently or formerly maintained by Holdings or its Subsidiaries. No notice of a “reportable event”, within the meaning of Section 4043 of ERISA, for which the thirty (30)-day reporting requirement has not been waived, has been required to be filed for any Benefit Plan within the twelve-month period ending on the date hereof.

(e) All contributions required to be made under the terms of any Benefit Plan have been timely made or have been properly reflected on the 2008 Financial Statements or the Interim Financial Statements.

(f) Holdings and its Subsidiaries have no obligations for retiree health and life benefits under any Benefit Plans (except continuation or conversion coverage provided at the former employee’s sole expense).

(g) The consummation of the Contemplated Transactions will not entitle any employee or former employee of Holdings and Penn Foster to severance pay, or accelerate the time of payment or vesting, or increase the amount, of compensation or benefits due to any such employee or former employee. No Benefit Plan, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G or 162(m) of the Code, as a result of the consummation of the Contemplated Transactions alone or together with any other event. Neither Holdings nor any of its Subsidiaries has any obligation to make any tax “gross-up” or similar “make whole” payments with respect to any employee, director or consultant.

(h) Each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code), complies in all material respects, in both form and operation, with the requirements of Section 409A of the Code. No payment to be made under any Benefit Plan is, or to the knowledge of Holdings will be, subject to the penalties of Section 409(A)(a)(1) of the Code.

8.17 Canadian Employee Plans

(a) Schedule 8.17 sets forth a true and complete list of all Canadian Employee Plans.

(b) There is no action, suit, audit or proceeding pending against or involving or, to the Knowledge of Holdings, threatened against or involving, any Canadian Employee Plan.

(c) Each material Canadian Employee Plan is and has been established, maintained, funded and administered in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such Canadian Employee Plans and each such Canadian Employee Plan that is required to be funded is funded in accordance with applicable statutes, orders, rules and regulations.

(d) With respect to any Canadian Employee Plan that is a pension plan:

(i) No event has occurred relating to any such plan that would entitle any Person or Governmental Body (without the consent of ICS Operations) to wind-up or terminate that plan, in whole or in part; and

(ii) Each such plan is funded on both a solvency basis and a going concern basis in accordance with the terms of the plan, the trusts that govern the plan and applicable Laws.

(e) Neither ICS Operations nor any other Person has taken any contribution holidays under or withdrawn or transferred any surplus or other funds from any funded Canadian Employee Plan, except in accordance with the terms of the plan, the trusts that govern the plan and applicable Laws.

(f) All material reports, returns and similar documents (including applications for approval of contributions) with respect to any Canadian Employee Plan required to be filed with any Governmental Body or distributed to any Canadian Employee Plan participant has been duly filed on a timely basis or distributed.

(g) No written notice has been received by Holdings or any of its Subsidiaries of any complaints or other proceedings of any kind involving Holdings or any of its Subsidiaries or any of the employees of Holdings or any of its Subsidiaries before any pension board or committee relating to any Canadian Employee Plan.

(h) The consummation of the Contemplated Transactions will not entitle any employee or former employee of either of the Canadian Subsidiaries to severance pay, or accelerate the time of payment or vesting, or increase the amount, of compensation or benefits due to any such employee or former employee.

(i) None of the Canadian Employee Plans is a defined benefit pension plan and ICS Operations has never maintained, sponsored or contributed to a defined benefit pension plan.

(j) All contributions or premiums required to be paid, deducted or remitted and all obligations required to be performed by ICS Operations pursuant to the terms of any Canadian Employee Plan or by applicable Laws, have been paid, deducted, remitted or performed in a timely fashion and there are no outstanding defaults or violations with regard to same.

(k) Holdings has delivered to the Purchaser true and complete copies of all the text of the Canadian Employee Plans (where no text exists, a summary has been provided).

(l) No promises or commitments have been made by Holdings or ICS Operations to amend any Canadian Employee Plan, to provide increased benefits thereunder or to establish any new benefit plan, except as required by applicable Laws or as disclosed in Schedule 8.17.

8.18 Material Agreements

(a) Schedule 8.18 contains a complete and correct list, as of the date of this Agreement, of the following agreements, contracts or instruments to which Holdings or any of its Subsidiaries is a party or by which Holdings or any of its Subsidiaries is bound (collectively, the “Material Agreements”):

(i) all employment agreements or severance agreements (exclusive of generally applicable severance policy) with any employee of Holdings or its Subsidiaries;

(ii) all contracts for the engagement of any consultant which calls for payments in excess of $50,000;

(iii) all contracts for the future purchase of materials or supplies involving a remaining term of more than one year from the date of this Agreement and exceeding in any one case $50,000 or more per year or $250,000 or more in the aggregate per year in value per year (other than any purchase orders entered into by Holdings or its Subsidiaries in the ordinary course of business consistent with past practice);

(iv) all notes, bonds, indentures and other instruments and agreements evidencing, creating or otherwise relating to obligations for borrowed money and guarantees of obligations for borrowed money, other than those relating to the Company Indebtedness;

(v) distribution, dealer, representative or sales agency contract relating to the Business, except for any such contracts that do not continue for longer than or may be terminated without material penalty within 90 days from the date hereof;

(vi) lease under which Holdings or its Subsidiaries is either lessor;

(vii) franchise or distributorship contracts;

(viii) all executory contracts for capital expenditures under which Holdings or its Subsidiaries as of the date of this Agreement has remaining obligations in excess of $50,000 each;

(ix) all contracts for the future sale of products under which Holdings or its Subsidiaries as of the date of this Agreement has remaining obligations in excess of $150,000;

(x) all agreements imposing any material restrictions on the right or ability of Holdings or its Subsidiaries to compete with any Person (excluding any employment agreements);

(xi) all executory agreements, contracts, commitments or arrangements, written or, to the Knowledge of Holdings, oral (a) to loan money or extend credit (other than trade credit or employee advances in the ordinary course of business) to any other Person; (b) to guarantee the obligations of any other Person (other than guarantees by way of endorsement of negotiable instruments in the ordinary course of business); or (c) which involve any joint venture, partnership or other arrangement involving sharing of profits with any Person; and

(xii) all licenses, whether as licensor or licensee, of any Intellectual Property (other than licenses for off-the-shelf computer Software used in connection with the operation of the Business which is made available for a total cost of less than $2,000).

For the avoidance of doubt, the term “Material Agreements” shall not include student enrollment agreements.

(b) The Seller has made available to the Purchaser a correct and complete copy of each written Material Agreement (as amended to the date hereof). Each of the Material Agreements is in full force and effect and constitutes a valid and binding obligation of Holdings or its Subsidiaries and, to the Knowledge of Holdings, the other party thereto. Holdings and its Subsidiaries are not and, to the Knowledge of Holdings, each of the other parties thereto are not, in breach or default thereunder, and no event has occurred and no condition or state of facts exists which, with the passage of time or the giving of notice or both, would constitute such a default or breach by Holdings or its Subsidiaries or, to the Knowledge of Holdings, by any such other party.

(c) The Original Stock Purchase Agreement is in full force and effect and constitutes a valid and binding obligation of Penn Foster, except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization and other Laws affecting the enforcement of creditors’ rights generally and by general principles of equity. The Seller has made available to the Purchaser a correct and complete copy of the Original Stock Purchase Agreement. Penn Foster is a Buyer Indemnified Party (as defined in the Original Stock Purchase Agreement) pursuant to (i) Section 6.2(a) of the Original Stock Purchase Agreement with respect to the breach of any representation or warranty made by Sellers and/or Thomson Parent (as such terms are defined in the Original Stock Purchase Agreement) contained in Section 2.8 of the Original Stock Purchase Agreement and (ii) Section 6.2(b) of the Original Stock Purchase Agreement with respect to the breach of any agreement and/or covenant by Sellers and/or Thomson Parent (as such terms are defined in the Original Stock Purchase Agreement) contained in Section 4.6 of the Original Stock Purchase Agreement. The foregoing rights of Penn Foster as a Buyer Indemnified Party (as defined in the Original Stock Purchase Agreement) under the Original Stock Purchase Agreement will inure to the benefit of Penn Foster immediately after giving effect to the Contemplated Transactions.

8.19 Compliance with Law. The Business is being conducted in all material respects in accordance with all applicable laws, regulations and other requirements of all Governmental Bodies (including without limitation, those laws relating to human health) or Educational Bodies (collectively, “Laws”) applicable to its business, properties, assets and operations.

This Section 8.19 does not relate to any matter that is the subject of a separate representation and warranty contained in Sections 8.5, 8.6(e) 8.10, 8.13, 8.15, 8.16, 8.17, 8.20, 8.21 and 8.25 only.

8.20 Permits. All Educational Permits and material Permits are listed on Schedule 8.20. Holdings and its Subsidiaries own, hold, lawfully use or possess in the operation of the Business all Permits and Educational Permits that are required under applicable Laws to entitle them to own, lease, operate and use their assets and to carry on and conduct the Business in all material respects as currently conducted by them and as conducted by them in the past twelve months. None of Holdings, its Subsidiaries or the Institutions are in default or violation of any term, condition or provision of any material Permit or Educational Permit to which it is a party, nor has Holdings or any of its Subsidiaries or the Institutions received any written notice of any claim of default or violation in respect of any such material Permits and Educational Permits. To the Knowledge of Holdings, there is no Proceeding pending or threatened in writing that could reasonably be expected to result in loss of any Educational Permit on Schedule 8.20.

This Section 8.20 does not relate to any matter that is the subject of a separate representation and warranty contained in Sections 8.5(a), 8.6(e), 8.10, 8.13, 8.15, 8.16, 8.17, 8.19, 8.21 and 8.25 only.

8.21 Environmental.

The Owned Real Property and all properties currently leased by Holdings or its Subsidiaries pursuant to the Leases, and their existing uses, comply in all material respects with all Environmental Laws, and the operations of Holdings and its Subsidiaries comply in all material respects with all Environmental Laws. To the Knowledge of Holdings, all properties previously owned or leased, and their uses and the operations of Holdings and its Subsidiaries thereon, complied in all material respects with all Environmental Laws during the period of such ownership or lease. There is no condition on any currently owned or leased property or, to the Knowledge of Holdings or its Subsidiaries, on any previously owned or leased property which is in material violation of or would require material Remediation under any applicable Environmental Law. Neither Holdings nor any Subsidiary of Holdings has received any written communication from or on behalf of any Governmental Body or other third party that any such condition or violation exists. Holdings and its Subsidiaries own, hold, lawfully use or possess and are in material compliance with all material Permits required under any Environmental Law necessary to conduct the Business as currently conducted. There are no Proceedings or orders of any court or Governmental Body pending or, to the Knowledge of Holdings, threatened by or against Holdings or its Subsidiaries under Environmental Law or relating to Hazardous Materials.

8.22 Transactions with Affiliates. No director or officer of Holdings or any of its Subsidiaries (a) owns, directly or indirectly, any interest in (excepting not more than 1% stock holdings for investment purposes in securities of publicly held and traded companies) or is an officer, director, employee or consultant of, any Person which is a competitor, lessor, lessee, customer or supplier of Holdings or any of its Subsidiaries; (b) owns, directly or indirectly, in whole or in part, any tangible or intangible property which Holdings and its Subsidiaries is using or the use of which is necessary for its business or (c) has any cause of action or other claim whatsoever against, or owes any amount to, Holdings or its Subsidiaries except for claims in the ordinary course of business, such as for accrued vacation pay, accrued benefits under Benefit Plans and similar matters and agreements.

8.23 No Brokers or Finders. Holdings has engaged Signal Hill Capital Group in connection with the Contemplated Transactions and acknowledges that any fees and expenses payable to Signal Hill Capital Group shall be payable by the Seller. Other than Signal Hill Capital Group, neither the Seller, Holdings nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any brokerage or finder’s fee or commissions or similar payment in connection with any of the Contemplated Transactions.

8.24 Insurance Policies. Schedule 8.24 lists all insurance policies (the “Insurance Policies”) of any kind or nature, including policies of fire, title, casualty, liability (including environmental liability), burglary, fidelity, worker’s compensation, life and other forms of insurance maintained as of the date of this Agreement by or on behalf of Holdings and its Subsidiaries, indicating the type of coverage, name of insured, name of insurance carrier or underwriter, premium thereon, policy limits and expiration date of each policy. The Insurance Policies are currently in force and effect. None of the Insurance Policies will be terminated or cease to have effect as a result of the Contemplated Transactions.

8.25 Certain Business Practices. Holdings and its Subsidiaries and each director, officer, employee and agent of Holdings and its Subsidiaries acting on behalf of Holdings and its Subsidiaries, is in compliance in all material respects with (a) applicable Laws relating to illegal payments and bribes, (b) applicable Laws relating to illegal political contributions, and (c) the Foreign Corrupt Practices Act of 1977, as amended, or the regulations promulgated thereunder, or any similar Laws.

9.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER.

The Purchaser hereby represents and warrants to the Seller that the representations and warranties contained in this Article 9 are true and correct as of the date of this Agreement and as of the Closing Date (except such representations and warranties that are made only as of a specified date, which are true and correct only as of such specified date), except as set forth in a Schedule corresponding in number to the applicable Section of this Article 9:

9.1 Organization and Good Standing. The Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Purchaser is a “non-Canadian” as such term is defined in the Investment Canada Act.

9.2 Authority Relative to Agreement; Compliance with Other Instruments; Absence of Conflict. The Purchaser has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and each agreement, document or instrument required to be delivered by it hereby or in connection herewith (collectively, the “Purchaser Documents”). The execution, delivery and performance by the Purchaser of each of the Purchaser Documents, and the consummation by the Purchaser of the Contemplated Transactions have been duly authorized by all necessary corporate action on the part of the Purchaser and do not constitute or result in a breach or violation of or default under the Organizational Documents of the Purchaser. The execution, delivery and performance by the Purchaser of each of the Purchaser Documents, and the consummation by the Purchaser of the Contemplated Transactions (a) do not require the consent, waiver, approval, permit, license or authorization of, or any declaration or filing with, any Person, other Governmental Body or Educational Body, except for compliance with the applicable requirements of the Investment Canada Act and the HSR Act, (b) do not violate any provision of Law applicable to the Purchaser, and (c) do not (with or without the giving of notice or the passage of time or both) conflict with or result in a breach or termination of, or constitute a default or give rise to a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of the properties or assets of the Purchaser pursuant to any mortgage, deed of trust, indenture or other agreement or instrument or any order, judgment, decree, statute, regulation or any other restriction of any kind or character to which the Purchaser is a party or by which any of its assets or properties may be bound.

9.3 Effect of Agreement. This Agreement and each other Purchaser Document have been duly executed and delivered by the Purchaser. This Agreement and each such other Purchaser Document constitute legal and valid obligations of the Purchaser enforceable against it in accordance with their terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization and other Laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

9.4 Litigation. There is no legal, administrative, arbitral or other Proceeding by or before any Person pending or, to the knowledge of the Purchaser, threatened against the Purchaser, nor to the knowledge of the Purchaser is there any pending investigation by any Governmental Body or Educational Body, which would reasonably be expected to give any third party the right to enjoin or rescind the Contemplated Transactions or otherwise prevent the Purchaser from complying with the terms and provisions of this Agreement.

9.5 No Brokers or Finders. The Purchaser has not, and its officers, directors or employees have not, employed any broker or finder or incurred any liability for any brokerage or finder’s fee or commissions or similar payment in connection with any of the Contemplated Transactions.

9.6 Solvency. Immediately after giving effect to the Contemplated Transactions, Holdings (or its successor, if Holdings is merged into the Purchaser or a related entity in connection with the financing of the Contemplated Transactions) will not (i) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair value of its assets or because the fair salable value of its assets is less than the amount required to pay its probable liability on its existing debts as they mature), (ii) have unreasonably small capital with which to engage in its business or (iii) have incurred debts beyond its ability to pay as they become due.

9.7 Financing.

(a) True and complete copies of the Commitment Letters have been provided to Holdings, which, assuming the closing of the financing transactions contemplated thereby, provide the Purchaser sufficient funds to provide the full amount of cash equity and debt proceeds required to consummate the Contemplated Transactions and to pay related fees and expenses (the “Financing”). As of the date of this Agreement, the Commitment Letters, in the form so delivered, are valid and in full force and effect, and the Purchaser has no reason to believe that the Financing contemplated by such Commitment Letters will not be available. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default of the Purchaser under the Commitment Letters. The Purchaser has fully paid any and all commitment fees or other fees required by the Commitment Letters to be paid as of the date hereof. Except as set forth in the Commitment Letters, there are no conditions precedent to the obligations of the lenders party to the Debt Financing Commitment Letter and the equity investors party to the Equity Financing Commitment Letters to provide the Financing contemplated by the Commitment Letters or that would permit the lenders party to the Debt Financing Commitment Letter and the equity investors party to the Equity Financing Commitment Letters to reduce the total amount of such Financing. Assuming the receipt of the proceeds contemplated under the Commitment Letters, the Purchaser has, or shall have at the Closing, sufficient immediately available funds to pay, in cash, all of the consideration payable to the Seller as required by this Agreement, and to make all other necessary payments in connection with the purchase of the Shares and to pay all related fees and expenses.

(b) The Purchaser acknowledges and agrees that Holdings, its Subsidiaries and their Affiliates and employees of Holdings, its Subsidiaries and their Affiliates have no responsibility for any financing that the Purchaser may raise in connection with the transactions contemplated hereby. Any rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents prepared by or on behalf of the Purchaser or any of its Affiliates, or the Purchaser’s financing sources, in connection with the Purchaser’s financing activities in connection with the transactions contemplated hereby (collectively, “Offering Materials”) which include any information provided by or on behalf of Holdings, its Subsidiaries and their Affiliates shall include a conspicuous disclaimer to the effect that Holdings, its Subsidiaries and their Affiliates and employees of Holdings, its Subsidiaries and their Affiliates have no responsibility for the content of such Offering Materials and disclaim all responsibility therefor and shall further include a disclaimer with respect to Holdings, its Subsidiaries and their Affiliates and employees of Holdings, its Subsidiaries and their Affiliates in any oral disclosure with respect to such financing activities.

10.	FURTHER AGREEMENTS OF THE PARTIES.

10.1 Expenses. Except as otherwise specifically provided herein, the Purchaser and the Seller shall bear their own respective expenses (including without limitation, fees and disbursements of their respective advisors and consultants) incurred in connection with all obligations required to be performed by each of them under this Agreement.

10.2 Access Prior to the Closing.

(a) Between the date of this Agreement and the Closing Date, Holdings shall, with appropriate notice from the Purchaser and during normal business hours and for purposes of this Agreement (i) give the Purchaser and its authorized representatives full and complete access to all properties, facilities and offices of Holdings and its Subsidiaries and to the books and records of Holdings and its Subsidiaries, (ii) permit the Purchaser to make inspections thereof, and (iii) furnish the Purchaser with such financial information and other information with respect to the business and properties of Holdings and its Subsidiaries (other than proprietary data and processes) as may be reasonably requested by the Purchaser, all in accordance with prior arrangements to be made between the Purchaser and the Seller and in a manner which shall to the maximum extent practicable minimize disruptions to Holdings’ and its Subsidiaries’ business and operations. Between the date of this Agreement and the Closing Date, the parties agree to communicate with employees, customers and suppliers of Holdings and its Subsidiaries, in form and substance as is mutually satisfactory to the Seller and the Purchaser with respect to the Contemplated Transactions and the Business to the extent reasonably necessary to preserve the benefits of the Contemplated Transactions and the Business for the Purchaser, provided, that except as and in the manner specifically agreed to in writing by the Seller, the Purchaser shall not, and shall not permit its representatives, consultants and agents to (i) communicate with customers or suppliers of Holdings and its Subsidiaries with respect to the Contemplated Transactions or the Business or (ii) conduct any environmental testing or other on-site environmental survey or investigation with respect to Holdings and its Subsidiaries.

(b) Between the date of this Agreement and the Closing Date, the Purchaser shall hold and shall cause its officers, directors, employees, representatives, consultants and advisors to hold in strict confidence, unless compelled to disclose by judicial or administrative process or, in the opinion of its counsel, by other requirements of Law, all documents and information furnished to the Purchaser by the Seller or Holdings and its Subsidiaries or their respective representatives in connection with the Contemplated Transactions and will not use such information, including any Personal Information, except for purposes of the Contemplated Transactions, or release or disclose such information to any other Person, except its auditors, attorneys, financial advisors and other consultants, agents and advisors in connection with the consummation of the Contemplated Transactions unless compelled to disclose by judicial or administrative process or, in the opinion of its counsel, by other requirements of Law. If the Closing does not occur (i) such confidence shall be maintained by the Purchaser, and the Purchaser shall cause such other persons to maintain such confidence, except to the extent such information comes into the public domain through no fault of the Purchaser or any Person to whom the Purchaser released or disclosed such information and (ii) the Purchaser shall destroy any written materials it has received from the Seller, Holdings and its Subsidiaries or their respective representatives, together with all copies thereof and any notes, extracts or computer models based upon or incorporating any such documents or information and shall certify such destruction in a written certificate given by an officer of the Purchaser. Notwithstanding the foregoing, the Confidentiality Agreement dated June 24, 2009 by and between Signal Hill Capital Group and the Purchaser shall continue in accordance with its terms until consummation of the Closing hereunder occurs (whereupon it shall terminate).

10.3 Public Disclosure or Communications. Between the date of this Agreement and the Closing Date, except to the extent required by Law:

(a) Neither the Purchaser nor the Seller shall issue any press release or public announcement of any kind concerning the Contemplated Transactions without the consent of the other; and in the event any such public announcement, release or disclosure is required by Law, the parties will consult prior to the making thereof and use their reasonable best efforts to agree upon a mutually satisfactory text; and

(b) The Purchaser shall not engage in any substantive communication with any Governmental Body (except with respect to the required notifications under the HSR Act and the Investment Canada Act) or Educational Body with respect to Holdings, its Subsidiaries, the Institutions, the Seller, this Agreement or the Contemplated Transactions without the prior written consent of the Seller, which consent may not be unreasonably withheld.

10.4 Conduct of Business of Holdings and its Subsidiaries Prior to the Closing. Except as contemplated by this Agreement, between the date of this Agreement and the Closing Date, Holdings shall, and shall cause its Subsidiaries to, conduct their business in the ordinary course, in compliance, in all material respects, with all applicable Laws and use reasonable best efforts to preserve substantially intact their business organizations, keep available the services of their present officers and employees and preserve in all material respects their present business relationships and goodwill. In addition, except as otherwise expressly provided in this Agreement, between the date of this Agreement and the Closing Date, neither Holdings nor any of its Subsidiaries shall:

(a) amend its Organizational Documents;

(b) issue, sell or otherwise dispose of any of its capital stock, or create or suffer to be created any Encumbrance thereon, or reclassify, split up or otherwise change any of its capital stock, or grant or enter into any options, covenants or calls or other rights to purchase or convert any obligation into any of its capital stock;

(c) declare or pay any dividend or make any other payment or distribution in respect of its capital stock, except for distributions from a Subsidiary of Holdings to Holdings or another Subsidiary of Holdings;

(d) organize any Subsidiary or acquire any capital stock of any Person or any equity or ownership interest in any business (other than portfolio investments in marketable securities);

(e) make or grant any increases in salaries, bonuses or other remuneration to employees of Holdings or its Subsidiaries;

(f) enter into any employment, severance or special bonus agreement or arrangement with any employee, or amend any existing such agreement or arrangement other than, in each case, sale bonuses or similar payments to be paid or otherwise borne by the Seller;

(g) sell, assign, transfer, convey, lease, pledge, encumber or otherwise dispose of or agree to sell, assign, transfer, convey, lease, pledge, encumber or otherwise dispose of any material portion of its assets or properties (expressly including any Scheduled Intellectual Property and Owned Real Property) except solely with respect to assets or properties that are not Scheduled Intellectual Property, for fair consideration or in the ordinary course of business;

(h) cancel any debts or affirmatively waive any claims or rights of substantial value, except for cancellations made or waivers granted in the ordinary course of business, which, in the aggregate, are not material;

(i) lend money to any Person, or incur or guarantee any indebtedness in excess of $100,000 (except for trade payables incurred in the ordinary course of business)

(j) make any commitment for the purchase or real property, capital expenditures or capital additions or improvements under which payment or expenditure obligations exceeding $100,000 in the aggregate will remain outstanding as of the Closing Date;

(k) adopt or change any accounting method or period (except as required by GAAP);

(l) commence, compromise or settle any litigation;

(m) make or change any material Tax election, file any amended Tax Returns, compromise or settle any material Tax liability or claim for refund or consent to any waiver or extension of the limitations period applicable to any Taxes or Tax Returns, unless it has been consented to in writing by the Purchaser within a reasonable period of time;

(n) in any other manner, modify, change or otherwise alter the fundamental nature of its business as presently conducted; or

(o) agree or commit to take any of the actions described in clauses (a) through (n) of this Section 10.4.

10.5 HSR Act. The Purchaser and the Seller shall: (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act in connection with this Agreement and the Contemplated Transactions as promptly as practicable, but no later than three (3) Business Days after the date hereof, and supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act; (ii) take all actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as promptly as practicable; and (iii) subject to applicable Laws relating to access to and the exchange of information, use reasonable best efforts to cooperate with each other in connection with any filing or submission and in connection with any investigation or other inquiry under or the HSR Act. The Purchaser is exclusively responsible for all filing fees in connection with the filings to be made under the HSR Act.

10.6 Investment Canada Approval. The Purchaser shall make an appropriate filing under the Investment Canada Act in connection with this Agreement and the Contemplated Transactions as promptly as practicable, but no later than three (3) Business Days after the date hereof, and use its reasonable best efforts to obtain the Investment Canada Approval and supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the Investment Canada Act. The Purchaser is exclusively responsible for all filing fees in connection with the filings to be made under the Investment Canada Act.

10.7 Regulatory Matters.

(a) In addition to filings required by the HSR Act and the Investment Canada Act, each of the Seller and the Purchaser shall, and the Seller and Holdings shall cause their Subsidiaries to, (a) file with applicable Governmental Bodies the applications and related documents required to be filed by them (and prosecute diligently any related proceedings) in order to consummate the Contemplated Transactions and (b) cooperate with the other party as may reasonably be requested in connection with the foregoing.

(b) In satisfaction of their respective obligations under Sections 10.6 and 10.7 hereto, the Purchaser and the Seller will not take any action that will have the effect of delaying, impairing or impeding the receipt of any required approvals and shall promptly respond to any requests for additional information from any Governmental Body. The Purchaser and the Seller shall cooperate and furnish to each other all information required for any application or other filing to any Governmental Body under the rules and regulations of any applicable Law in connection with the Contemplated Transactions. Notwithstanding the foregoing, nothing herein shall require the Purchaser, in connection with the receipt of any regulatory approval, to agree to sell, divest, hold separate, or license any assets or business or agree to restrict any business conducted by or proposed to be conducted by the Purchaser, Holdings, or any of their respective Subsidiaries (other than the Customary Conditions), or to litigate or formally contest any proceedings relating to any regulatory approval process in connection with the Contemplated Transactions.

(c) In satisfaction of their respective obligations under Sections 10.5, 10.6 and 10.7 hereto, the parties will promptly notify each other of any written or oral communication to the other party from, and permit each other to review in advance any communication intended to be given to, any Governmental Body relating to any filing, investigation, or inquiry. The Purchaser and the Seller agree to consult with the other in advance of, and further agree not to participate in or to permit their Affiliates or counsel to participate, in any substantive meeting or discussion, oral or written, with any Governmental Body in respect of any filings, investigation or inquiry concerning the review, clearance or approval of the Contemplated Transactions under (i) the HSR Act, (ii) the Investment Canada Act or (iii) any other applicable domestic or foreign Law unless it consults with the other party in advance and, to the extent permitted by such Governmental Body, gives the other party or its counsel the opportunity to attend and participate in such meeting or discussion.

10.8 Educational Matters.

(a) Prior to the Closing, the Seller and Holdings will use their reasonable best efforts to prepare all documentation and make all submissions reasonably necessary in order to make and obtain the Educational Pre-Closing Notifications and Consents. In connection therewith, the Purchaser shall, upon request, promptly provide in writing to the Seller such information concerning the Purchaser necessary to make and obtain the Educational Pre-Closing Notifications and Consents. The Seller shall provide such notifications and applications for consent with respect to such Educational Pre-Closing Notifications and Consents to the Purchaser for review, comment and approval prior to making and obtaining the Educational Pre-Closing Notifications and Consents and the Purchaser agrees not to unreasonably withhold, condition or delay its approval of such notifications and applications. The Purchaser shall participate with the Seller in all meetings, telephone calls and discussions with any Educational Body or Governmental Body in order to make and obtain the Educational Pre-Closing Notifications and Consents, unless the Seller otherwise agrees with the Purchaser in writing to the contrary in advance of such participation. The Purchaser shall not introduce any strategies and/or issues not previously agreed to by both the Purchaser and the Seller with any Educational Body or Governmental Body which relate to the making and obtaining of such Educational Pre-Closing Notifications and Consents. The Seller and the Purchaser shall provide each other with all written communications or notices and summaries of any oral communications each party may receive to the extent the other party did not receive such communication from any Educational Body or Governmental Body which relate to the Educational Pre-Closing Notifications and Consents within three (3) Business Days of its receipt thereof.

(b) After the Closing, the Purchaser shall use its reasonable best efforts to make and obtain the Educational Post-Closing Notifications and Consents and prepare all related documentation.

10.9 Tax Matters.

(a) Filing of Tax Returns; Payment of Taxes.

(i) The Seller shall prepare and file (or cause to be prepared and filed) all Tax Returns that are required to be filed (x) after the Closing Date with respect to any Tax period ending on the Closing Date (“Final Year Tax Returns”) or (y) prior to the Closing Date (“Unfiled Prior Year Tax Returns”) and shall pay all Taxes due with respect to such Tax Returns. Such Tax Returns, shall be prepared on a basis consistent with past practices except to the extent otherwise required by applicable Laws; provided, that the Seller shall provide the Purchaser with draft Final Year Tax Returns and Unfiled Prior Year Tax Returns at least thirty (30) days prior to the due date for filing such Tax Returns for the Purchaser’s review and comment. If Holdings or one of its Subsidiaries has overpaid any Taxes with respect to such Unfiled Prior Year Tax Returns or Final Year Tax Returns, Holdings or such Subsidiary, as the case may be, shall designate that such overpayment shall be refunded to it and Holdings or such Subsidiary, as the case may be, shall pay the amount of such overpayment to the Seller within three (3) Business Days after Holdings or such Subsidiary, as the case may be, has received a refund of such overpayment from the Taxing Authority.

(ii) The Purchaser shall prepare or cause to be prepared, and shall file or cause to be filed, all Tax Returns required to be filed for or with respect to Holdings and each of its Subsidiaries for all Tax Periods ending after the Closing Date and shall pay all Taxes due with respect to such Tax Returns; provided, that the Purchaser shall provide the Seller with draft Tax Returns for Holdings or its Subsidiaries required to be filed for any Straddle Period (“Straddle Period Tax Returns”) relating to the Pre-Closing Tax Period at least thirty (30) days prior to the due date for filing such Straddle Period Tax Returns for the Seller’s review and comment. The Seller shall pay to Purchaser the amount due with respect to any Straddle Period Tax Returns relating to the Pre-Closing Tax Period, not later than ten (10) Business Days prior to the applicable due date for such Taxes. If the Seller objects to any amount owed on any such Straddle Period Tax Return with respect to a Pre-Closing Tax Period, the Seller shall, as promptly as practicable, notify Purchaser in writing that it so objects, specifying with particularity any such objection and stating the specific factual or legal basis for any such objection. If a notice of objection shall be duly delivered, the Seller and the Purchaser shall negotiate in good faith to resolve their disagreement. If the Seller and the Purchaser have not resolved their disagreement within fifteen (15) Business Days after receipt by the Purchaser of such notice, they shall refer the matter for resolution to the Independent Accountant, the decision of which shall be binding on the Purchaser, the Seller, Holdings and its Subsidiaries. The costs, fees and expenses of the Independent Accountant shall be borne by (i) the Seller if the net resolution of the disputed items favors the Purchaser, (ii) the Purchaser if the net resolution of the disputed items favors the Seller and (iii) otherwise equally by the Purchaser, on the one hand, and the Seller on the other hand. If the Independent Accountant is unable to make a determination with respect to any disputed item prior to the due date (including extensions) for filing of the Tax Return in question, the Purchaser may file such Tax Return. Notwithstanding the filing of such Tax Return, the Independent Accountant shall make a determination with respect to any disputed issue and appropriate adjustments shall be made to reflect such determination not later than ten (10) Business Days after such decision has been rendered.

(b) Apportionment of Taxes. The Seller shall be liable for and shall pay all Taxes of Holdings and each of its Subsidiaries imposed with respect to, incurred in or attributable to any Pre-Closing Tax Period. The Purchaser shall be liable for and shall pay all Taxes of Holdings and each of its Subsidiaries imposed with respect to, incurred in or attributable to any Post-Closing Tax Period. All Taxes of Holdings and each of its Subsidiaries other than Transfer Taxes or Taxes based upon or related to income or receipts, which includes (but does not end on) the Closing Date (a “Straddle Period”), shall be apportioned between the Seller and the Purchaser based upon the number of days in the taxable period before and after the Closing Date and the amounts set forth in the current Tax bills. Taxes based on income or receipts of Holdings or any of its Subsidiaries shall be allocated between the Seller and the Purchaser based on an interim closing of the books as of the end of the day on the Closing Date. The Seller shall be liable for Taxes of Holdings and its Subsidiaries that are attributable to the portion of the Straddle Period ending on and including the Closing Date and the Purchaser shall be liable for Taxes of Holdings and each of its Subsidiaries that are attributable to the portion of the Straddle Period beginning on the day following the Closing Date. The Purchaser and the Seller hereby agree that the Tax year of Holdings and Penn Foster shall terminate for U.S. federal income Tax purposes at the end of the day on the Closing Date under Treasury Regulations Section 1.1502-76(b)(1)(ii)(A)(1) (and for U.S. state and local income Tax purposes under any corresponding provisions of U.S. state or local Tax Law) as a result of the acquisition of the Shares, with items of income, gain, loss and deduction allocated in accordance with the provisions of Treasury Regulations Section 1.1502-76. The Purchaser and Seller agree to cause the Subsidiaries that are resident of Canada for purposes of the Income Tax Act (Canada) (“Canadian Subsidiaries”) to make such elections under the Income Tax Act (Canada) and all other applicable Canadian Tax Law in their Tax Returns for the Tax year ending upon the Closing Date, such that Purchaser’s acquisition of control of the Canadian Subsidiaries occurs at the end of the day on the Closing Date.

(c) Tax Benefit Items. To the extent permissible under applicable Law, Holdings and its Subsidiaries shall deduct all Tax Benefit Items on their Income Tax Returns for the applicable Post-Closing Tax Periods and shall pay to the Seller the amount of the Tax benefits actually realized by Holdings or any of its Subsidiaries from the Tax Benefit Items when realized by the Purchaser in accordance with Section 10.9(d)(iv).

(d) Loss Carry-Backs.

(i) If Holdings or one of its Subsidiaries is unable to utilize any deductions related to Pre-Closing Tax Periods on its Final Year Tax Returns (or, to the extent applicable, Straddle Period Tax Returns relating to the Pre-Closing Tax Period) due to the lack of sufficient taxable income, it shall carry back any losses reflected on the applicable Final Year Tax Return or Straddle Period Tax Return to prior taxable years to the extent permitted by applicable Law. Such carry-backs shall be made as promptly as reasonably practicable and as permitted under applicable Law (using any available short-form or accelerated procedures) and Holdings or its Subsidiary shall pay to the Seller the amount of the Tax refund received to which it would be entitled in accordance with Section 10.9(a)(i) or 10.9(b), as applicable.

(ii) To the extent Holdings or one of its Subsidiaries is unable to carry back any losses (including without limitation, any losses resulting from the payment of the Employee Sale Bonuses) in accordance with Section 10.9(d)(i), it shall carry them forward to future taxable years and the Purchaser shall pay or cause Holdings or one of its Subsidiaries to remit to the Seller within five (5) Business Days after the filing of the Tax Return for applicable Post-Closing Tax Period, the amount of the Tax benefits actually realized as a result of the losses allowed to be carried forward.

(iii) Upon a Final Determination that a carry-back or carry-forward for which Holdings or one of its Subsidiaries has paid the Seller pursuant to Section 10.9(d)(i) or (ii) is disallowed in whole or in part, the Seller shall promptly repay to the Purchaser all or the appropriate portion of the amount so paid to the Seller, together with interest at the federal underpayment of tax rate of interest and any applicable penalties.

(iv) For purposes of this Section 10.9, the amount of the benefit attributable to loss carry-forwards or deductions of Tax Benefit Items will be based upon the difference between net Income Taxes actually paid and the net Income Taxes that would have been paid without the benefit of the loss carry-forwards or Tax Benefit Items. Such calculation shall take into account the cross-deductibility of federal, state and local Income Taxes as well as any Income Tax detriment including, without limitation, increase in Tax liability resulting from the receipt of any state or local Income Tax refunds. The Purchaser shall provide the Seller with copies of all calculations of actual Tax savings attributable to loss carry-forwards or deductions of Tax Benefit Items reasonably requested by the Seller to the extent such calculations relate solely to the determination of the foregoing.

(e) Tax Contests. The Purchaser shall inform the Seller of the commencement subsequent to the Closing Date of any audit, examination or proceeding (“Tax Contest”) relating to a Pre-Closing Tax Period for which the Purchaser may be entitled to indemnity from the Seller for Taxes hereunder, and the Seller shall be entitled to control and conduct those aspects of any such Tax Contest. With respect to a Tax Contest that the Seller is entitled to control, the Seller shall have the right to determine, in its sole discretion, such matters including without limitation: (i) the forum, administrative or judicial, in which to contest any proposed adjustment, (ii) the attorney and/or accountant to represent Holdings and/or its Subsidiaries in the Tax Contest, (iii) whether or not to appeal any decision of any administrative or judicial body, and (iv) whether to settle any such Tax Contest; provided, that the Seller shall not enter into any settlement of any Tax Contest or otherwise compromise any Tax issue in connection with a Tax Contest to the extent such matters could reasonably be expected to adversely impact the Purchaser, Holdings or its Subsidiaries in a Post-Closing Tax Period, without the prior written consent of the Purchaser (which consent shall not be unreasonably delayed, withheld or conditioned). The Purchaser, Holdings or any of its Subsidiaries, as applicable, shall deliver to the Seller any power of attorney reasonably required to allow the Seller and its counsel to represent Holdings or any of its Subsidiaries in connection with the Tax Contest and shall cause Holdings and its Subsidiaries to cooperate fully with the Seller and its counsel. Except as otherwise provided in this Section 10.9(e), the Purchaser shall have the right to control any Tax Contest, and resolve and defend against any assessment for additional Taxes, notice of Tax deficiency or other adjustment of Taxes of Holdings or any of its Subsidiaries for all taxable periods; provided, that the Purchaser shall not enter into any settlement of any Tax Contest or otherwise compromise any Tax issue in connection with a Tax Contest that relates to a Pre-Closing Tax Period or otherwise adversely affects or could reasonably be expected to adversely affect, the Tax liability of the Sellers without the prior written consent of the Seller (which consent shall not be unreasonably delayed, withheld or conditioned).

(f) Elections, Amended Returns, Etc. Unless required by Law, without the prior written consent of the Seller (which consent shall not be unreasonably delayed, withheld or conditioned), none of the Purchaser, Holdings, any Subsidiary of Holdings or any Affiliate of the Purchaser shall (i) make any election, (ii) change the tax treatment of any item on (x) a Tax Return filed after the Closing Date with respect to a Pre-Closing Tax Period or (y) a Straddle Period Tax Return, as compared to the treatment of such item on a Tax Return filed by Holdings or one of its Subsidiaries prior to the Closing Date or (iii) file any amended Tax Return or propose or agree to any adjustment of any item with the IRS or any other Taxing Authority with respect to any tax period ending on or before the Closing Date or after the Closing Date with respect to a Straddle Period Tax Return, in each case of clauses (i) through (iii), that has the effect of increasing the Seller’s liability for any Taxes, reducing any Tax benefit of the Seller or increasing the indemnification obligations of the Seller.

(g) Election under Section 338 of the Code. The Purchaser shall not make, and shall not cause any of its Affiliates to make, any elections under Section 338 of the Code with respect to Holdings or any of its Subsidiaries.

(h) Cooperation on Tax Returns and Tax Proceedings. The Seller and the Purchaser agree to reasonably cooperate with each other and shall furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to Holdings and its Subsidiaries as is reasonably requested in connection with the filing of any Tax Returns and any audit, litigation or other proceeding with respect to Taxes, and shall retain, or shall cause to be retained, for the appropriate period, any records or information that may be relevant to any such Tax Return, audit, litigation or other Proceeding.

(i) Transfer and Similar Taxes. All real property transfer or gains taxes, other transfer, documentary, sales, use, registration, stamp and similar Taxes and fees incurred in connection with this Agreement (“Transfer Taxes”) shall be borne 50% by the Seller and 50% by the Purchaser. The Seller and the Purchaser shall cooperate in the filing of all necessary Tax Returns and other documentation with respect to all such Taxes and fees.

10.10 Guaranty and Surety Obligations. Schedule 10.10 sets forth a true and correct list of all “Scheduled Guarantees”. The Purchaser shall, as soon as practicable after the Closing Date, use its reasonable best efforts to obtain at its own cost and expense the full release of any and all parties liable, directly or indirectly, under any Scheduled Guarantee; provided, that with respect to any Guarantee or other similar obligation not set forth on Schedule 10.10, the Purchaser shall not, and shall cause Holdings and its Subsidiaries not to, renew or exercise an option to extend any Guarantee and/or the underlying obligations unless the Purchaser, Holdings and/or its Subsidiaries obtain a full release of the Seller and/or any of its Affiliates. The Purchaser shall, to the extent the beneficiary or counterparty under any Scheduled Guarantee refuses to so release all parties under such Scheduled Guarantee, indemnify, defend and hold harmless the Seller and its Affiliates against and reimburse the Seller and its Affiliates for any and all amounts paid, including costs or expenses in connection with such Scheduled Guarantees, including the Seller’s and its Affiliate’s expenses in maintaining any such Scheduled Guarantees whether or not such Scheduled Guarantees are drawn upon or required to be performed, and shall in any event promptly reimburse the Seller and its Affiliates to the extent any Scheduled Guarantee is called upon and the Seller or any of its Affiliates makes any payment or is obligated to reimburse the party issuing the Scheduled Guarantee.

10.11 Access and Cooperation Following the Closing. Following the Closing Date, consistent with applicable competition Laws governing permissible information exchanges:

(a) The Purchaser shall, and shall cause Holdings and its Subsidiaries (including their respective successors and assigns, if any) to, give with reasonable notice from the Seller and during normal business hours, the Seller and its authorized representatives access to its books and records (and permit the Seller and its authorized representatives to make copies thereof) to the extent relating to the business of Holdings and its Subsidiaries (including their respective successors and assigns, if any) on or prior to the Closing Date as the Seller may reasonably request for the review and assessment of the Closing Date Financial Statements and the Working Capital Adjustment Statement or the institution or defense of any pending or threatened litigation, investigation or proceedings, all in accordance with prior arrangements to be made between the Purchaser and, the Seller and in a manner which shall to the maximum extent practicable minimize disruptions to Holdings’ and its Subsidiaries’ business and operations.

(b) The Purchaser shall, and shall cause Holdings and its Subsidiaries (including their respective successors and assigns, if any) to, with reasonable notice from the Seller and during normal business hours, make employees available to the Seller without requiring a subpoena or other legal process, for reasonable periods of time for the purposes described in Section 10.11(a) above, as well as for investigation of the institution or defense of any pending or threatened litigation, investigation or proceeding involving the Seller, Holdings or any of its Subsidiaries, whether in connection with this Agreement or the Contemplated Transactions or with operations prior to the Closing Date, all in accordance with prior arrangements to be made between the Purchaser and the Seller in a manner which shall to the maximum extent practicable minimize the disruptions to Holdings’ and its Subsidiaries’ business and operations with the reasonable out-of-pocket expenses of making such employees available being reimbursed.

(c) The Purchaser shall cause Holdings and its Subsidiaries (including their respective successors and assigns, if any) to retain all records and files of Holdings and its Subsidiaries (including their respective successors and assigns, if any) for a period of six (6) years after the Closing Date.

(d) The Purchaser may take such action as it deems appropriate to separate or redact information unrelated to Holdings and its Subsidiaries from documents and other materials made available or delivered pursuant to this Section 10.11. The Purchaser, Holdings and it Subsidiaries may condition access to documents and other materials requested pursuant to this Section 10.11 which are confidential upon the agreement by the Seller in writing (i) not to disclose, and not to permit their employees, agents or representatives to disclose, such confidential information to any Person, and (ii) to obtain written confidentiality agreements from each employee, agent or representative who is given access to such confidential information.

10.12 Confidentiality. The Seller agrees for a period of two (2) years following the Closing Date not to disclose or use at any time (and shall cause each of its Affiliates, advisors, agents and representatives not to use or disclose at any time) any confidential information concerning the business and affairs of Holdings and its Subsidiaries except to the Seller’s Affiliates, auditors, attorneys, financial advisors and any other consultants, agents and advisors in connection with any post-Closing matters hereunder or related to the acquisition by the Seller of Holdings and its Subsidiaries or any other matters as to which the Seller has retained obligations or liabilities hereunder, to the IRS in connection with tax matters or otherwise as required by Law (the “Confidential Information”); provided, however, that Confidential Information shall not include: (i) information now generally known or readily available to the public or which becomes so known or readily available without the fault of the Seller, (ii) information that is independently developed by the Seller or its Affiliates, auditors, attorneys, financial advisors and any other consultants, agents and advisors following the Closing and (iii) information disclosed in the ordinary course of business to any members or partners (limited or general) of any members of the Seller and its Affiliates. The Seller further agrees to use its reasonable best efforts to safeguard such Confidential Information and to protect it against disclosure in accordance herewith. In the event the Seller or any of its respective Affiliates, auditors, attorneys, financial advisors and any other consultants, agents and advisors is required by Law to disclose any Confidential Information, the Seller shall promptly notify the Purchaser in writing, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and the Seller shall cooperate with the Purchaser, Holdings and its Subsidiaries to preserve the confidentiality of such information consistent with applicable Law, at the Purchaser’s sole expense. Following the Closing, the Purchaser shall not, without the consent of the individuals to whom the Personal Information relates or as permitted or required by applicable Law, use or disclose any Personal Information furnished to the Purchaser hereunder (i) for purposes other than those for which such Personal Information was collected prior to the Closing and (ii) which does not relate directly to the carrying on of the Business or to the carrying out of the Contemplated Transactions.

10.13 Exclusive Dealing. Between the date of this Agreement and the earlier of the Closing Date and the termination of this Agreement in accordance with Article 12 hereof, the Seller shall not and shall not permit Holdings or its Subsidiaries to, directly or indirectly, (i) solicit, initiate, induce, facilitate or encourage the submission of inquiries, proposals or offers from any Person relating to any business combination with Holdings or its Subsidiaries or the sale of a material portion of the assets (other than the sale of inventory in the ordinary course of business) and/or capital stock of Holdings or its Subsidiaries (a “Transaction”), (ii) enter into or participate in any discussions or negotiations, nor initiate any discussions or continue any discussions initiated by others, regarding any Transaction, or furnish to any other Person any information with respect to the assets or business of Holdings and its Subsidiaries for the purposes of pursuing a possible Transaction with any other party or (iii) otherwise participate in, assist, facilitate, induce or encourage any effort or attempt by any other Person to do any of the foregoing. Without limiting the generality of the foregoing, the Seller acknowledges and agrees that, in the event any investment banker or other advisor or representative of any of the Seller, Holdings or its Subsidiaries (whether or not purporting to act on behalf of any of the Seller, Holdings or its Subsidiaries) takes any action that, if taken by the Seller would constitute a breach of this Section 10.13 by the Seller, the taking of such action by such investment banker or other advisor or representative shall be deemed to constitute a breach of this Section 10.13 by the Seller for purposes of this Agreement.

10.14 Director and Officer Liability and Indemnification.

(a) For a period of six (6) years after the Closing, the Purchaser shall not and shall not permit Holdings and its Subsidiaries (including their respective successors and assigns, if any) to amend, repeal or modify any provision in Holdings’ and its Subsidiaries’ charter documents or bylaws relating to exculpation or indemnification of former officers and directors (unless required by Law), it being the intent of the parties that the officers and directors of Holdings and its Subsidiaries prior to the Closing shall continue to be entitled to such exculpation and indemnification to the fullest extent permitted under the Law of its jurisdiction of incorporation.

(b) The Purchaser agrees that Holdings and its Subsidiaries shall, at no cost to the Seller, convert its current director and officer liability insurance policy (the “Current D&O Policy”), effective as of the Closing, to a six-year “run-off” policy for the benefit of the directors and officers of Holdings and its Subsidiaries prior to the Closing Date (the “Pre-Closing Indemnitees”). The run-off policy will provide continuing liability coverage, equivalent as to limits, deductibles and other features to the Current D&O Policy, for claims made against the Pre-Closing Indemnitees during the six (6) years following the Closing Date for actions taken by or omitted to be taken by them prior to the Closing Date. The run-off policy shall have a maximum premium of 300% of last year’s annual premium for the Current D&O policy.

10.15 Compliance with WARN Act. The Purchaser agrees that, for a period of sixty (60) days after the Closing Date, it will not cause any of the employees of Holdings or its Subsidiaries as of the Closing Date to suffer “employment loss” for purposes of the WARN Act if such employment loss could create any liability for the Seller, unless the Purchaser, Holdings or its Subsidiaries delivers notices under the WARN Act in such a manner and at such a time that the Seller bear no liability with respect thereto.

10.16 Non-Solicitation. Subject to Section 12.2, the Seller agrees that during the period beginning on the date hereof and ending on the earlier of (x) the termination of this Agreement pursuant to Section 12.2 and (y) the second anniversary of the Closing Date, the Seller shall not, and shall not permit any of its respective Affiliates to solicit, encourage or hire any employee of Holdings or its Subsidiaries to leave the employment of Holdings or its Subsidiaries; provided, that the Seller and its Affiliates may hire employees (x) whose employment was terminated involuntarily by Holdings or its Subsidiaries or (y) no earlier than six months after such employee voluntarily terminated his or her employment with Holdings or its Subsidiaries.

10.17 Employee Stay Bonuses. Following the Closing, in the event that the Stay Incentive Condition for any of the employees listed on Schedule 8.16(g) and Schedule 8.17(h) is satisfied in accordance with the Penn Foster Bonus Plan, the Purchaser shall promptly notify the Seller in writing that such Employee Stay Bonuses are due and payable and such notice (the “Employee Stay Bonus Notice”) shall include (i) the name of the employees of Penn Foster to whom the Employee Stay Bonuses are due and (ii) the total amount of such Employee Stay Bonuses as set forth in Schedule 8.16(g) and Schedule 8.17(h) with respect to such employees. The Seller shall pay by wire transfer to an account or accounts as designated by the Purchaser or its designee an amount sufficient to pay the Employee Stay Bonuses (including any corresponding employer portion of the required payroll Taxes, employment, unemployment, disability and similar Taxes) in satisfaction thereof no later than 15 Business Days after such employee’s Stay Incentive Condition has been satisfied. The failure of the Purchaser to send the Employee Stay Bonus Notice prior to 15 Business Days after such employee’s Stay Incentive Condition has been satisfied shall not relieve either the Purchaser, Penn Foster or the Seller of any obligations under this Section 10.17; provided, that, the Seller shall not be obligated to pay any amounts under this Section 10.17 unless and until the Seller has received the Employee Stay Bonus Notice with respect to such amount.

10.18 Commitment Letters. The Purchaser shall comply with its obligations and enforce its rights under the Commitment Letters in a timely manner and shall not permit any amendment or modification thereto, or any waiver of any provision or remedy thereunder, which would have the effect of introducing an additional condition to such counterparties’ obligations and/or reducing the amount of the commitments thereunder. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitment Letter, the Purchaser shall promptly notify the Seller and shall use its reasonable best efforts to obtain alternative financing from alternative sources on substantially the same terms (including pricing) in an amount sufficient to consummate the Contemplated Transactions as promptly as practicable following the occurrence of such event. The Purchaser shall deliver to the Seller true and complete copies of all agreements pursuant to which any such alternative source shall have committed to provide the Purchaser with any portion of the financing necessary to consummate the Contemplated Transactions. The Purchaser shall give the Seller prompt notice of any material breach by any party to the Commitment Letters, of which the Purchaser becomes aware, or any termination of the Commitment Letters. The Purchaser shall refrain (and shall use its reasonable best efforts to cause its Affiliates to refrain) from taking, directly, or indirectly, any action that would result in a failure of any of the conditions contained in the Commitment Letters or in any definitive agreement related to the Financing. The Purchaser shall not agree to or permit any material amendment, supplement or other modification to be made to, or any waiver of any material provision or remedy under, the Commitment Letters or the definitive agreements relating to the Financing that would materially and adversely affect or delay in any material respect the Purchaser’s ability to consummate the Contemplated Transactions, without first obtaining the Seller’s prior written consent. The Purchaser shall cause its Affiliates to, and shall use its reasonable best efforts to cause its representatives to, comply with the terms, and use reasonable best efforts to satisfy on a timely basis the conditions, of the Commitment Letters, any alternative financing commitments and any related fee and engagement letters. Any material breach by the Purchaser of the Commitment Letters and/or any related fee or engagement letter shall be deemed a material breach by the Purchaser of this Section 10.18. The Purchaser shall keep the Seller informed on a reasonably current basis of the status of its efforts to arrange the Financing and provide copies of all documents related to the Financing (other than any ancillary documents subject to confidentiality agreements) to the Seller. The Purchaser will provide to the Seller any modifications or amendments to the Commitment Letters, or any material notices given in connection therewith, as promptly as possible (but in any event within one (1) Business Day). In the event that (i) the conditions set forth in Articles 4 and 5 have been satisfied (or can be satisfied by the reasonable best efforts of the Purchaser) and (ii) the conditions set forth in the Commitment Letters and/or definitive documentation relating thereto or relating to any alternative financing have been satisfied (or can be satisfied by the reasonable best efforts of the Purchaser), then the Seller shall have the right to cause the Purchaser to draw down on its Commitment Letters, including without limitation, any alternative or other sources of financing. The Seller agrees to provide, and shall cause its representatives to provide, at the Purchaser’s expense, all reasonable assistance to the Purchaser in connection with the arrangement of the Financing by the Purchaser as may be reasonably requested by the Purchaser (provided that such requested assistance does not unreasonably interfere with the ongoing operations of the Seller, Holdings and its Subsidiaries), including (i) participation in meetings, drafting sessions and due diligence sessions, (ii) furnishing the Purchaser and its financing sources with financial and other pertinent information regarding the Seller, Holdings and its Subsidiaries as may be reasonably requested by the Purchaser, (iii) providing and executing documents as may be reasonably requested by the Purchaser (other than any documents or certificates that will be in effect prior to the Closing Date or any opinions of counsel or letters entitling any person other than the addressee of any such opinion of counsel to rely on such opinion), and (iv) cooperating in connection with the repayment or defeasance of any indebtedness of the Seller, Holdings or any of its Subsidiaries as of the Closing Date. In the event the Closing shall not occur, the Purchaser shall reimburse the Seller for all reasonable out of pocket expenses incurred by the Seller in connection with the Seller’s obligations set forth in this Section 10.18.

10.19 Holdings’ Auditors. From and after the date of this Agreement, the Seller shall use reasonable best efforts to cause Holdings and its Subsidiaries and their independent auditors to facilitate on a timely basis (a) the preparation of financial statements (including pro forma financial statements if required) as required by the Purchaser to comply with applicable Securities and Exchange Commission regulations (including the preparation of audited financial statements for the fiscal years-ended 2006, 2007 and 2008), (b) the review of any Holdings’ or its Subsidiaries’ audit or review work papers, including the examination of selected interim financial statements and data, (c) the delivery of such representations from the Holdings’ or its Subsidiaries’ independent accountants as may be reasonably requested by the Purchaser or its accountants, and (d) the securing of a binding fee commitment (on terms similar to those in place on the date of this Agreement) with respect to consents and comfort letters requested by the Purchaser after the Closing.

10.20 Change of Name; Use of Marks.

(a) Within three (3) Business Days after the Closing Date, the Seller shall change the name of “PENN FOSTER HOLDINGS LLC” and the name of any of its Affiliates

(other than Holdings or its Subsidiaries), to remove the words “PENN FOSTER,” any other reference or indicia associated with the Business or Holdings, and any confusingly similar variations, derivations or abbreviations of any of the foregoing.

(b) From and after the Closing Date, the Seller shall not, and shall cause its Affiliates, Subsidiaries, members and shareholders not to, use the words “PENN FOSTER,” any Mark listed on Schedule 8.10(a), any other reference or indicia associated with the Business or Holdings, and any confusingly similar variations, derivations or abbreviations of any of the word “PENN FOSTER” in connection with any business activity anywhere in the world that develops, markets or otherwise makes available, any product, technology or service that are competitive with or substantially similar to the products, technology or services related to the Business.

11.	INDEMNIFICATION AND RELATED MATTERS.

11.1 Indemnification. Subject to the limitations of Section 11.2,

(a) The Seller agrees to indemnify and hold harmless the Purchaser and its Affiliates and their respective directors, officers, employees and representatives from and against all liabilities, obligations, damages, deficiencies, expenses, actions, suits, proceedings, demands, assessments, judgments, costs and expenses, including reasonable attorneys’ fees (collectively, “Damages”), arising out of, based upon, in connection with or resulting from any (i) misrepresentation or breach of warranty by the Seller in Article 7 of this Agreement, (ii) misrepresentation or breach of warranty by Holdings in Article 8 of this Agreement, (iii) breach by the Seller or Holdings of any covenants to be performed by them hereunder on or prior to the Closing or (iv) any Taxes of Holdings or any of its Subsidiaries for any Pre-Closing Tax Period (other than any Taxes relating to any matters set forth on Schedule 8.13).

(b) The Purchaser agrees to indemnify and hold the Seller and its Affiliates and their respective directors, officers, employees and representatives harmless from and against any and all Damages arising out of, based upon, in connection with or resulting from any misrepresentation or breach of warranty in Article 9 or any covenants to be performed by or on the part of the Purchaser under the terms of this Agreement.

11.2 Survival of Representations and Warranties; Limitations. The representations and warranties of the Seller and of the Purchaser contained in this Agreement shall survive the Closing, subject to the limitations in this Section 11.2.

(a) Time Limitations. No party shall have any liability (for indemnification or otherwise) for a breach of any representation, warranty or covenant to be performed under this Agreement unless such party is given notice asserting a claim with respect thereto and specifying the factual basis of the claim and extent of the Damages in reasonable detail, to the extent then known or available, on or before the expiration of twelve (12) months after the Closing Date (the “Indemnity Expiration Date”), except that (i) there shall be no time limit for any claim for indemnification made by the Seller against the Purchaser with respect to the matters set forth in Section 10.10, (ii) any claim (x) for breach of the representations of Holdings in Section 8.13 (for the avoidance of doubt, excluding any matters set forth on Schedule 8.13), (y) under Section 10.9 and (z) under Section 11.1(a)(iv) (clauses (x), (y) and (z), the “Tax Matters”) shall survive until sixty (60) days following the expiration of the statute of limitations applicable to the Tax matter at issue, (iii) there shall be no time limit for any claim for a breach by the Seller under Section 10.17 (Employee Stay Bonuses), (iv) any claim by the Purchaser under Section 11.1(a)(ii) for a breach of the representations of Holdings in Section 8.21 (Environmental) shall survive until the second anniversary of the Closing Date, (v) there shall be no time limit for any claim by the Purchaser under Section 11.1(a)(i) for breach of representations of the Seller in Section 7.1 (Title and Ownership of Shares) and Section 7.2 (Authority) and (vi) there shall be no time limit for any claim by the Purchaser under Section 11.1(a)(ii) for breach of representations of Holdings in Sections 8.1(a) (Organization), 8.2 (Capitalization), 8.3 (Authority) and 8.23 (No Brokers or Finders) (such representations referred to in clauses (v) and (vi) of this Section 11.2(a) are collectively referred to as the “Fundamental Representations”).

(b) Dollar Limitations - Minimum. Neither the Seller nor the Purchaser shall be liable to the other for indemnification under Section 11.1 for breach or nonfulfillment of any representation, warranty or covenant of the other party unless and until the aggregate Damages incurred by such party exceeds $1,000,000 (the “Threshold”) whereupon the full amount of such Damages from the first dollar shall be recoverable in accordance with the terms hereof, except for liability (i) for breach of any Fundamental Representation, (ii) for the Tax Matters, (iii) for claims for indemnification made by the Seller against the Purchaser with respect to the matters set forth in Section 10.10, or (iv) for claims for indemnification made by the Purchaser against the Seller with respect to the matters set forth in Section 10.17, as to which the Threshold shall not apply. Notwithstanding the foregoing, no claim for indemnification due to a breach of representation or warranty or covenant may be made pursuant to this Article 11 for any claim (or related group of claims) unless the amount of such claim or group of related claims shall exceed Twenty-Five Thousand Dollars ($25,000), and if such claim or group of related claims does not exceed such amount, the amount of such claim or group of related claims shall not be considered Damages and shall not be taken into account in determining whether or not or to the extent to which the deductible has been exceeded; provided, that such Twenty-Five Thousand Dollars ($25,000) minimum shall not apply to liability for (i) a breach of any Fundamental Representation, (ii) the Tax Matters or (iii) a claim for indemnification made by the Purchaser against the Seller with respect to matters set forth in Section 10.17.

(c) Dollar Limitations - Maximum. The maximum aggregate liability of the Seller to the Purchaser under this Agreement, including without limitation, liability under Section 11.1, shall be Twelve Million Seven Hundred Fifty Thousand Dollars ($12,750,000), except for (i) liability for breach of any Fundamental Representation, (ii) liability for the Tax Matters or (iii) a claim for indemnification made by the Purchaser against the Seller with respect to matters set forth in Section 10.17, as to which the Seller’s maximum aggregate liability shall be limited to the aggregate amount of proceeds actually received by the Seller in respect of the Purchase Price.

(d) Environmental Remediation. With respect to any claim for breach of the representations of Holdings and its Subsidiaries in Section 8.21 (the “Environmental Representation”), then, in addition to the procedures in this Article 11, the following shall apply: (i) in the event that Remediation with respect to a breach of the Environmental Representation is necessary and the responsibility of the Indemnifying Party, the Indemnifying Party shall only be responsible for such Remediation as is required by any Governmental Body having jurisdiction and authority with respect to such Remediation which allows for the continued use of the Owned Real Property as it was used at the Closing (the “Environmental Remediation”), and the Indemnified Party shall, to the extent commercially reasonable under the circumstances without interfering with operation or use of the relevant site, allow the Indemnifying Party to record or implement any deed restrictions and institutional controls necessary to allow the use of risk-based industrial or commercial cleanup criteria to the extent permitted by the Environmental Law or Governmental Body having jurisdiction and authority; (ii) upon written notice to the Indemnified Party, the Indemnifying Party shall be entitled (but not obligated), acting promptly, diligently and in good faith, to principally control, direct and conduct the Environmental Remediation, and shall have the right to communicate and enter any commercially reasonable settlement agreements with Governmental Bodies, in each case subject to the obligation to reasonably consult with the Indemnified Party and obtain the consent of the Indemnified Party (not to be unreasonably withheld or delayed) with respect to any such settlement agreements or any other material decisions with respect to such Environmental Remediation, provided that such Remediation shall not materially interfere with operation or use of the relevant site; and, (iii) the Indemnified Party shall reasonably cooperate with, and provide reasonable access to the relevant property to, the Indemnifying Party in conducting the Environmental Remediation or responding to or addressing any breach of the Environmental Representation. Notwithstanding any other provision hereof, the Purchaser agrees that the Seller shall not have any obligation with respect to any matter that arises in connection with or is discovered as a result of any intrusive sampling the Purchaser may conduct after the Closing, except to the extent that any such sampling is (i) required by Law or any Governmental Body, (ii) necessary to prevent harm to human health or the environment, (iii) conducted in connection with normal or routine business operations, including but not limited to site or facility renovations, expansions or repairs or (iv) in connection with a sale of, investment in, financing or other liquidity event (including an in initial public offering) with respect to either Holdings or any of its Subsidiaries and/or any Owned Real Property.

(e) Other Limitations on Liability. Notwithstanding anything to the contrary contained in this Agreement, (a) no breach by the Seller, Holdings or its Subsidiaries, as applicable, of any representation, warranty, covenant or agreement in this Agreement shall be deemed to be a breach of this Agreement for any purpose hereunder, and neither Purchaser nor any Affiliate of the Purchaser shall have any claim or recourse against the Seller, Holdings or its Subsidiaries or their directors, officers, employees, Affiliates, controlling persons, agents, advisors or representatives with respect to such breach if any of Michael J. Perik, Stephen C. Richards. Anthony J. Bordon, Neal S. Winneg, Susan T. Rao, Daniel Conrad or any member of the board of directors of the Purchaser had knowledge of such breach as of the date of this Agreement and (b) no breach by the Purchaser of any representation, warranty, covenant or agreement in this Agreement shall be deemed to be a breach of this Agreement for any purpose hereunder, and neither the Seller nor any Affiliate of the Seller shall have any claim or recourse against the Purchaser or its directors, officers, employees, Affiliates, controlling persons, agents, advisors or representatives with respect to such breach if to the Knowledge of Holdings such breach occurred on or prior to the date of this Agreement.

11.3 Procedures with Respect to Third Party Claims.

(a) Promptly after the commencement of any action or proceeding against Holdings, its Subsidiaries or any party hereto which could give rise to a claim for indemnification under Section 11.1 (other than a Tax Contest, as to which the provisions of Section 10.9 rather than this Section 11.3 shall apply) (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim being a “Third Party Claim”), the party seeking indemnification (the “Indemnified Party”) shall give notice to the party from whom indemnification is sought (the “Indemnifying Party”) pursuant to Section 11.2 if it wishes to assert a claim for indemnification under this Article 11; provided, that failure by the Indemnified Party to promptly notify the Indemnifying Party shall not relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party is thereby materially prejudiced. The Indemnifying Party shall then be entitled to participate in such action or proceeding and, to the extent that it shall wish, to assume the defense thereof, if (i) the Indemnifying Party provides written notice to such Indemnified Party that the Indemnifying Party intends to undertake such defense and that the Indemnifying Party will indemnify the Indemnified Party against Damages resulting from or relating to such Third Party Claim (subject to the limitations set forth in Sections 11), and (ii) the defense of the Third Party Claim is conducted actively and diligently by legal counsel reasonably acceptable to the Indemnified Party. For so long as an Indemnifying Party is entitled to prosecute the defense of such an action, (a) no compromise or settlement thereof may be effected by the Indemnifying Party without the Indemnified Party’s consent (which consent shall not be unreasonably withheld) unless (i) there is no finding or admission of any violation of Law or any violation of the rights of any Person and no effect on any other claims that may be made against the Indemnified Party, (ii) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party and (iii) such compromise or settlement contains or serves to effect an unconditional release (with prejudice) by the Person(s) asserting such third-party claim to all Indemnified Parties from all Damages and other liability with respect to such claim and (b) the Indemnifying Party shall have no liability with respect to any compromise or settlement thereof effected by the Indemnified Party without its consent (which consent shall not be unreasonably withheld). If notice is given to an Indemnifying Party of the commencement of any action and it does not, within twenty (20) days after the Indemnified Party’s notice is given, give notice to the Indemnified Party of its election to assume the defense thereof, the Indemnifying Party shall be bound by any determination made in such action or any compromise or settlement thereof effected by the Indemnified Party. The Indemnified Party shall at all times have the right to fully participate in the defense of a Third Party Claim with its own counsel and at its own expense; provided, however, that if the Indemnifying Party assumes control of such defense and the Indemnified Party reasonably concludes, based on advice of counsel, that the Indemnifying Party and the Indemnified Party have conflicting interests with respect to such Third Party Claim, the reasonable fees and expenses of counsel to the Indemnified Party solely in connection with such conflicting interests shall be considered “Damages” for purposes of this Agreement; provided, however, that in no event shall the Indemnifying Party be responsible for the fees and expenses of more than one counsel per jurisdiction for the Indemnified Party.

(b) Notwithstanding the foregoing, if an Indemnified Party determines in good faith that an action (i) has a reasonable probability to materially and adversely affect such Indemnified Party or its Affiliates other than as a result of monetary damages; (ii) seeks non-monetary relief; (iii) involves criminal or quasi-criminal allegations; (iv) relates to the Indemnified Party’s and/or any of its Affiliates’ on-going relationships with the current lenders of Holdings and its Subsidiaries, employees, customers or suppliers; (v) involves a Third Party Claim which, upon petition by the Indemnified Party(s), the appropriate court rules that the Indemnifying Party failed or is failing to vigorously defend; or (vi) involves Damages that are reasonably expected to exceed the maximum amount for which such Indemnifying Party could be liable under this Section 11; such Indemnified Party may, by notice to the Indemnifying Party, assume at its expense the exclusive right to defend, compromise or settle such action, but the Indemnifying Party shall have no liability with respect to a judgment entered in any action so defended, or a compromise or settlement thereof entered into, without its consent (which consent shall not be unreasonably withheld).

11.4 Calculation of Damages. The amount of Damages payable by an Indemnifying Party under this Article 11 shall be (a) reduced by any insurance proceeds received by the Indemnified Party with respect to the claim for which indemnification is sought (reduced by any related increase in premiums), (b) reduced by any amounts, when and as, recovered from any third parties, by way of indemnification or otherwise, with respect to the claim for which indemnification is sought, net of costs of collection and (c) reduced by the net amount of any Tax benefits, when and as, actually realized by the Indemnified Party to the extent the claim for which indemnification is sought gives rise to a deductible loss or expense. Except with regard to compensation for claims paid to third parties, Damages payable by an Indemnifying Party under this Article 11 shall not include punitive damages, consequential damages or other indirect, incidental or special damages including without limitation, claims for lost profits or diminution in value.

11.5 Exclusive Remedy. Any claim or cause of action (whether such claim sounds in tort, contract or otherwise and including statutory rights and remedies) based upon, relating to or arising out of this Agreement or the Contemplated Transactions or otherwise in respect of the status, operations or ownership of Holdings and its Subsidiaries, their Business or properties on or prior to the Closing Date (including without limitation claims under Environmental Laws and other Laws giving rights to compensation, contribution or indemnification against the Seller or former or control Persons of Holdings) must be brought by either party in accordance with the provisions and applicable limitations of this Article 11 or to the extent applicable, Section 10.9, which in the absence of fraud, intentional misrepresentation or willful misconduct shall constitute the sole and exclusive remedy of all parties, their Affiliates, successors and assigns for any such claim or cause of action.

11.6 Purchase Price Adjustment. The Seller, Holdings and the Purchaser agree that any indemnity payment made under this Agreement shall, to the extent permitted by Law, be treated by the parties hereto as an adjustment to the amount of the Purchase Price.

11.7 No Additional Representations. The Purchaser has conducted its own independent investigation, review and analysis of the business, assets, liabilities, financial condition, results of operations and prospects of Holdings and its Subsidiaries. In entering into this Agreement, the Purchaser acknowledges that it has relied solely on such independent investigation and not on any factual representations of the Seller and its representatives (other than those expressly set forth in the Agreement), and that none of the Seller, Holdings, its Subsidiaries or any other Person has made any representation or warranty, expressed or implied, as to the accuracy or completeness of any information regarding Holdings and its Subsidiaries furnished or made available to the Purchaser and its representatives, except as expressly set forth in the Schedules corresponding to Articles 7 and 8 of this Agreement.

11.8 Delivery and Release of Escrow.

(a) To the extent that Purchaser is entitled to indemnification for any Damages pursuant to Article 11, the Purchaser shall be entitled to reimbursement solely out of the Escrow Account in accordance with the terms of the Escrow Agreement; provided, however, to the extent that the Damages exceed the amount remaining in the Escrow Account, arise with respect to the matters set forth in Section 10.17 or arise after the Indemnity Expiration Date, the Purchaser may collect such Damages directly from the Members subject to the limitations, terms and conditions of this Article 11 and Section 13.1.

(b) Pursuant to the terms of the Escrow Agreement, Purchaser and the Seller shall give joint written instructions to the Escrow Agent to release from the Escrow Account and pay to the Seller the amounts set forth below at the following times and subject to the following conditions:

(i) On the Indemnity Expiration Date, the amount remaining in the Escrow Account minus the aggregate amount of any Good Faith Damages Estimate;

(ii) Within one (1) Business Day after the final resolution of a particular indemnity claim for which a Good Faith Damages Estimate is retained in escrow pursuant to clause (b)(i) above, the amount, if any, by which such Good Faith Damages Estimate in respect of such claim exceeded the final determination of Damages in respect of such claim.

12.	TERMINATION.

12.1 Termination Procedures. This Agreement may be terminated before the Closing occurs only as follows:

(a) by written agreement of the Seller and the Purchaser at any time;

(b) by the Seller or the Purchaser upon written notice to the other if any Governmental Body or Educational Body shall have issued an injunction or order or taken any other action (which injunction or other action the parties hereto shall use their reasonable best efforts to lift) that permanently restrains, enjoins or otherwise prohibits the consummation of the Contemplated Transactions and such injunction, order or other action shall have become final and non-appealable;

(c) by the Seller, if it is not in material breach of its obligations under this Agreement, and if the Purchaser (i) has materially breached or failed to perform any of its covenants or other agreements contained in this Agreement to be complied with by it such that any closing condition set forth in Articles 4 and 6 could not be satisfied or (ii) there exists a breach of any representation or warranty of the Purchaser contained in this Agreement such that the closing condition set forth in Articles 4 and 6 could not be satisfied, and in the case of either (i) or (ii) above, such breach or failure to perform is not cured within 30 days after receipt of written notice thereof or is incapable of being cured by the Purchaser by the Termination Date;

(d) by the Purchaser, if it is not in material breach of its obligations under this Agreement, and if the Seller, Holdings or any of its Subsidiaries (i) have materially breached or failed to perform any of their covenants or other agreements contained in this Agreement to be complied with by them such that any closing condition set forth in Articles 4 and 5 would not be satisfied or (ii) there exists a breach of any representation or warranty of the Seller or Holdings contained in this Agreement such that any closing condition set forth in Articles 4 and 5 would not be satisfied, and in the case of either (i) or (ii) above, such breach or failure to perform is not cured within 30 days after receipt of written notice thereof or is incapable of being cured by the Seller or Holdings by the Termination Date; and

(e) by the Seller, if the Closing Date shall not have occurred on or before sixty (60) Business Days after the date hereof (the “Termination Date”); provided, that if the Closing shall not have occurred solely due to the closing conditions set forth in Sections 4.1 or 4.2, having not being satisfied by the Termination Date, then so long as each of the Seller and the Purchaser are pursuing the satisfaction of such closing conditions in good faith and using their respective reasonable best efforts to satisfy such closing conditions, the Termination Date shall be extended for an additional sixty (60) Business Days, provided, further that the Agreement may not be terminated pursuant to this Section 12.1(e) by the Seller if the Seller’s, Holdings’ or its Subsidiaries’ material breach of any representation, warranty, covenant or other agreement contained herein shall have been the proximate cause of the failure of the Closing to be completed prior to such date.

12.2 Effect of Termination. In the event that this Agreement is terminated pursuant to Section 12.1, all further obligations of the parties under this Agreement shall terminate without further liability of any party to another; provided, that the obligations of the parties under Sections 10.1, 10.2(b), 10.12, this Section 12.2 and Article 13, shall survive termination; provided further, that a termination under Section 12.1 shall not relieve any party of any liability for breach of, or for misrepresentation or fraud under, this Agreement, or be deemed to constitute a waiver of any available remedy (including without limitation, specific performance pursuant to Section 13.6) for such breach or misrepresentation or fraud.

13.	MISCELLANEOUS.

13.1 Guarantee of Members.

(a) Following the Closing Date, the Members, severally (but not jointly) in accordance with their respective pro rata percentage as set forth on Schedule X (“Pro Rata Percentage”), agree to guarantee the Seller’s indemnification obligations pursuant to Article 11 (subject to the limitations set forth therein) only to the extent that any Damages (i) exceed the amount remaining in the Escrow Account (ii) arise with respect to the matters set forth in Section 10.17, or (iii) arise after the Escrow Amount has been released in accordance with the terms of the Escrow Agreement, provided, that the maximum liability of each Member shall be limited to the amount of proceeds actually received by such Member. The Seller shall have full power and authority to take any and all actions and make any and all decisions required or permitted to be taken or made by the Members under this Section 13.1 following the Closing, which power and authority shall include without limitation full power and authority to settle any claim by the Purchaser against the Members and to institute, pursue, settle and waive any claim by the

Members against Purchaser or Holdings; provided, that the Seller shall have no authority to take or agree to any action which would have the effect of increasing the maximum liability of any Member, changing any Member’s Pro Rata Percentage or impairing the several liability of any Member without the consent of such Member. All actions taken by the Seller shall, subject to the proviso of the preceding sentence, be binding upon the Members, their successors, heirs, representatives and assigns as if expressly confirmed and ratified in writing by each of them. All actions required or permitted under this Agreement to be taken following the Closing by the Members, and all notices to be given following the Closing by the Members, may be taken or given by the Seller, shall be effective if so taken or given by the Seller, and Purchaser shall be entitled to rely thereon.

(b) The Seller shall not be liable to any Member for any act done or omitted hereunder as Seller while acting in good faith, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Members shall severally and pro rata, in accordance with their Pro Rata Percentage, indemnify the Seller and hold it harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Seller and arising out of or in connection with the acceptance or administration of its duties hereunder under this Agreement, as to which such Member’s maximum aggregate liability shall be limited to the aggregate amount of proceeds actually received by such Member in respect of the Purchase Price.

(c) The Seller shall be each Member’s agent for service of process in connection with any dispute or claim arising under this Agreement.

(d) Each of the Members, severally but not jointly, and solely with respect to such Member, hereby represents and warrants (except as set forth on Schedule 13.1(d)) to the Purchaser as of the date hereof that:

(i) Organization. Each Member, if a legal entity, is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or other formation.

(ii) Authority. Each Member has all requisite power and authority to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance by each Member of this Agreement, and the consummation by such Member of the Contemplated Transactions have been duly authorized by all necessary action of such Member. This Agreement has been duly executed and delivered by such Member and constitutes the valid and binding agreement of such Member, enforceable in accordance with their respective terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization and other Laws of affecting the enforcement of creditors’ rights generally and by general principles of equity.

(iii) Absence of Conflicts. Neither the execution and the delivery by each Member of this Agreement, nor the consummation of the Contemplated Transactions, shall (a) conflict with or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under any material agreement or commitment to which such Member is a party or (b) result in the violation of any Law or any judgment, decree, order, regulation or rule of any court of other Governmental Body applicable to such Member.

(e) Notwithstanding anything to the contrary in this Agreement, no Member shall be liable for the breach of any other Member’s representations and warranties in Section 13.1(d).

13.2 Entire Agreement. This Agreement, including all schedules and exhibits, contains, and is intended as, a complete statement of all of the terms and the arrangements between the parties with respect to the matters provided for, supersedes any previous agreements and understandings between the parties with respect to those matters, and cannot be changed or terminated orally. Neither party makes, and each party hereby expressly disclaims reliance upon, any representations or warranties with respect to the Contemplated Transactions other than those set forth herein.

13.3 Further Assurances. From time to time, as and when requested by any party, the other parties shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions, as such other party may reasonably deem necessary or desirable to consummate the Contemplated Transactions.

13.4 Governing Law. This Agreement shall be deemed to be made in and all respects shall be interpreted, construed and governed by and in accordance with the Law of the State of Delaware without regard to the conflicts of law principles thereof. The parties hereby irrevocably submit to the personal jurisdiction of the Court of Chancery of the State of Delaware and the federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in the Court of Chancery of the State of Delaware or a federal court located in the State of Delaware. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 13.8 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

13.5 WAIVER OF TRIAL BY JURY . THE PARTIES HERETO WAIVE THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING UNDER THIS AGREEMENT OR ANY ACTION OR PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED HEREBY, REGARDLESS OF WHICH PARTY INITIATES SUCH ACTION OR PROCEEDING.

13.6 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. The Purchaser agrees that, in the event of any breach or threatened breach by the Purchaser of any covenant or obligation contained in this Agreement, the Seller shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages), to seek (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in a state or federal court in the State of Delaware. The parties further agree that no party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 13.6, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

13.7 Headings. The section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement.

13.8 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon written confirmation of receipt by facsimile, e-mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

to the Seller:

Penn Foster Holdings LLC

c/o The Wicks Group of Companies, L.L.C.

405 Park Avenue

New York, NY 10022

Attention: Daniel L. Black

Facsimile No.: (212) 223-2109

to Holdings (on or prior to the Closing):

Penn Foster Education Group, Inc.

c/o The Wicks Group of Companies, L.L.C.

405 Park Avenue

New York, NY 10022

Attention: Daniel L. Black

Facsimile No.: (212) 223-2109

in each case with a copy (which shall not constitute notice) to:

Nixon Peabody LLP

437 Madison Avenue

New York, New York 10017

Attention: James L. Kelly

Facsimile No.: (866) 321-2783

if to the Purchaser, to:

The Princeton Review, Inc.

111 Speen Street

Framingham, Massachusetts 01701

Attention: General Counsel

Facsimile No.: (508) 663-5115

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

53 State Street

Boston, Massachusetts 02190

Attention:        John M. Mutkoski

                        Edward A. King

Facsimile No.: (617) 523-1231

13.9 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Except as otherwise set forth in Sections 10.14 and 11.1, nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person not party to this Agreement. No assignment of this Agreement or of any rights or obligations hereunder may be made by any party hereto (by operation of law or otherwise) without the prior written consent of each party hereto and any attempted assignment without the required consent shall be void. Notwithstanding anything to the contrary contained herein, it is hereby acknowledged and agreed that the Purchaser may assign as collateral any and/or all of its rights under this Agreement and the other Transaction Documents by way of security to any banks, holders of debt securities or financial institutions lending money, providing credit or otherwise providing financing to the Purchaser or any of its Affiliates, including without limitation, in connection with any and all subsequent refinancings; provided, that (i) no such assignment under this sentence shall relieve the Purchaser of any of its duties and obligations under this Agreement or the Transaction Documents and (ii) any assignee under this sentence shall be subject to the same defenses, including rights of set-off of the Seller and its Affiliates, to which the Purchaser would be subject but for such assignment.

13.10 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this instrument as of the date and year first above written.

THE PRINCETON REVIEW, INC.

By:	/s/ Michael J. Perik
Name: Michael J. Perik
Title: President and Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have executed this instrument as of the date and year first above written.

PENN FOSTER HOLDINGS LLC

By:	Wicks Penn Foster Holdings LLC, its Managing Member

By:	Wicks Capital Management III, L.P., its authorized agent

By:	Wicks Apex III, Inc., its General Partner

By:	/s/ Daniel L. Black
	Name:	Daniel L. Black
	Title:	Partner

PENN FOSTER EDUCATION GROUP, INC.

By:	/s/ Daniel L. Black
	Name:	Daniel L. Black
	Title:	President

SOLELY FOR PURPOSES OF SECTION 13

WICKS COMMUNICATIONS & MEDIA PARTNERS III, L.P.

By:	Wicks Capital Management III, L.P., its General Partner

	By:	Wicks Apex III, Inc., its General Partner

		By:	/s/ Daniel L. Black
			Name:	Daniel L. Black
			Title:	Partner

WICKS COMMUNICATIONS & MEDIA PARTNERS III (PARALLEL-A) SUBSIDIARY HOLDCO, L.L.C.

By:	Wicks Capital Management III, L.P., its Manager

	By:	Wicks Apex III, Inc., its General Partner

		By:	/s/ Daniel L. Black
			Name:	Daniel L. Black
			Title:	Partner

WICKS COMMUNICATIONS & MEDIA PARTNERS III (PARALLEL), L.P.

By:	Wicks Capital Management III, L.P., its General Partner

	By:	Wicks Apex III, Inc., its General Partner

		By:	/s/ Daniel L. Black
			Name:	Daniel L. Black
			Title:	Partner

SOLELY FOR PURPOSES OF SECTION 13

WICKS CAPITAL MANAGEMENT III, L.P.

By:	Wicks Apex III, Inc., its General Partner

	By:	/s/ Daniel L. Black
		Name:	Daniel L. Black
		Title:	Partner

WICKS FUNNEL PARTNERS III, L.P.

By:	Wicks Apex III, Inc., its General Partner

	By:	/s/ Daniel L. Black
		Name:	Daniel L. Black
		Title:	Partner

SOLELY FOR PURPOSES OF SECTION 13

GE Capital Equity Investments, Inc.

By:	/s/ Robert J. Roderick
	Name:	Robert J. Roderick
	Title:	SVP & Duly Authorized Signatory

SOLELY FOR PURPOSES OF SECTION 13

/s/ Stuart J. Udell
Stuart J. Udell

/s/ Al De Seta
Al De Seta

/s/ Joseph F. McDonald
Joseph F. McDonald, III, Trustee of the GST Exempt Separate Family Trust c/u the Gary Facente 2005 Irrevocable Trust, u/a/d March 25, 2005